NORTH AMERICAN
CONSTRUCTION GROUP

679
HITACHI
E2501

2018 ANNUAL REPORT

MAINTAINING STRONG GROWTH

733

To Our Shareholders:

Last year, in the introduction to my letter, I predicted that we have a very bright future, built upon growth and diversity. Indeed, 2018 will likely be remembered as a transformational year for us, in which we added significant growth via M&A activity to complement an already robust organic growth plan.

As the two M&A deals we announced during the year did not close until late in the period, they did not contribute much to another stellar year of financial improvement. For the full year, we grew revenue and EBITDA by 40% and 61% respectively, against stated targets of 15% for both, to follow on from 37% and 18% growth in these measures during 2017. Therefore, the exciting benefits of the two acquisitions will be realized starting in 2019, which we believe will allow us to continue our impressive record of “maintaining strong growth”. I will return to this theme, but first want to highlight other notable achievements of 2018:

1. Firstly, and most importantly, we preserved our top tier record of safety performance with our total recordable injury rate coming in again at well below 0.5. As the management of safety hazards is a crucial aspect of achieving operational excellence, I am very pleased with our safety performance.

2. We further improved our profitability with basic earnings per share coming in at 61 cents/share. This number is much nearer $1/share, before the mark to market accounting for our liability based deferred stock based compensation.

3. The construction of our new purpose-built heavy equipment maintenance and office facility in Edmonton was completed ahead of time and on budget, such that we moved in during November. As can be seen from the cover photograph, the maintenance shop is already a bustling hive of activity, both for internal and external work.

4. We built our backlog of contracted work to around $1 billion from less than $0.1 billion at the start of the year, largely consisting of multi-year term work linked to oil sands production. We hope to build this backlog further as 2019 progresses.

5. We bought back nearly 1.3 million shares at an average price of $7.44 under our latest NCIB, taking total repurchases to over 10.7 million shares, at a dividend adjusted average price of about $4.70 since we initiated the buy back program in 2013.

6. We closed the acquisition of an ownership interest in Nuna Logistics (Nuna) in November, providing us with excellent revenue diversification outside our core oil sands market.

7. And last, but not least, we closed the second acquisition on November 23, involving 180+ heavy equipment assets, on-boarding over 450 personnel, assuming three major contracts, and were fully operational by November 26th. As part of this transaction, we entered a new exclusive partnership with the Mikisew Group of Companies, which is owned directly by the Mikisew Cree First Nation. The Mikisew Cree are the largest First Nation of the five Athabasca Tribal Council Nations, and we are excited to be business partners as we build our relationship in the oil sands region.

So now turning back to our growth prospects for 2019, we anticipate the improvement to be around 70% for revenue and about 60% for EBITDA, which hopefully are quite eye-popping numbers to the reader. These expected increases could then propel our basic EPS to over $1.60 for the year, which would be quite an achievement for a company that was making steep losses not so long ago.

Beyond 2019, we firmly believe that we have the growth prospects to keep maintaining a double digit CAGR in both revenue and EBITDA, especially as we now have a 49% ownership stake in the outstanding Nuna Logistics organization. We are providing management oversight to Nuna and look forward to a very prosperous relationship with our new Kitikmeot partners, who have already really impressed me with their business acumen.

Aboriginal relationships are becoming an ever more important aspect of our business and so we intend for this to be one of our key focus areas for 2019, especially as I believe that we can learn a lot from our Kitikmeot, Mikisew and Dene Sky partners.

Next, I will continue my customary practice of commenting on the stock price and my thoughts on valuation. Last year, I provided answers to several topical investor questions, which I contended were having a negative impact on the stock valuation multiples. This year, I will answer just one fundamental question in greater detail:

Q: From this time last year, the stock price has appreciated from around $5.30 to over $15 recently, so where does it go from here?

A: I anticipate that the stock price still has much room to run for the following reasons:

a) Although the forward EV/EBITDA multiple has improved from around 3.4X to 4.6X, it still lags the average multiple for comparable construction companies of approximately 6X, and energy service companies of around 5.5X. Each turn of EBITDA being worth over $6/share, based on EBITDA estimates for 2019. Also, the basic EPS multiple of about 9X appears too low for a high growth entity against our comparables.

Now some investors argue that we should trade at a discounted EBITDA multiple due to the capital intensity of the business. What is not fully appreciated is that we are now producing top decile EBIT as a percent of revenue (>11% in 2019). This pattern should continue due to: depreciation expense decreasing as a percent of revenue for reasons detailed in our filings; and our considerable operating leverage, with G&A expense also trending lower as a percentage of revenue (less than 5% in 2019).

Due to these trends, our ROCE will follow in the same upward direction and our ROE in 2019 is forecast to be over 20%!

b) We are committed to lowering our debt levels, built due to the above-mentioned M&A transactions by $150 million over the 2019-2021 period. Free cash flow will be a primary focus for management during this period, having invested over $275 million in M&A and growth spending in 2018. As a side note, the debt reduction target is a task made slightly easier by accelerated tax depreciation on new capital spending, which was announced just prior to our significant purchase of capital equipment in Q4 of 2018. Because of this tax change, we do not expect to pay cash taxes until 2021.

c) Much of our core work for the next five years is contracted and linked to the robust, unwavering production from several oil sands mines. This is a significant change from the spot contracting world of prior years. Having this large backlog of work allows us to more effectively plan our activities, especially equipment maintenance, and should lead to margin expansion, even without price escalation.

d) Finally, we aim to maintain strong growth, as described above, via a raft of opportunities for market and service expansions in the realms of both contracting and equipment maintenance. We trust that as our reputation for low-cost operations and world-class maintenance expands, we will be able to capitalize on the opportunity pipeline we see.

In a nutshell, we have contracted work to provide us with the free cash flow to both: de-lever our balance sheet significantly; and pursue many opportunities to continue our impressive growth profile.

To close this letter, I would like to commend my extremely talented and committed team of personnel to shareholders. A basic principle of my leadership philosophy is that a CEO should publicly take 100% of the blame when things go wrong at a company, and always share the credit when things are going according to plan. Well, my confidence level for the future remains extremely high, mostly because I can totally trust my amazing team to maintain our strong performance and growth. I could not be prouder of them, especially for the way they welcomed hundreds of new employees into our fold in November, and quickly introduced them to our unique culture. We are now firing on all operational cylinders and I am extremely excited about what 2019 will bring.

Martin Ferron

EBITDA: Adjusted earnings, before interest, tax, depreciation and amortization, as defined in our filings.

EBIT: As above with depreciation charge.

EPS: Basic earnings per share.

EV: Enterprise value.

ROCE: Return on capital employed.

ROE: Return on equity.

CAGR: Compound annual growth rate.

M&A: Mergers and acquisitions.

NCIB: Normal course issuer bid.

EV/EBITDA: Multiples sourced from research analyst reports and Factset.

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Management’s Discussion and Analysis

For the year ended December 31, 2018

A. EXPLANATORY NOTES

February 25, 2019

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2018 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2018 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “◆”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “gross profit”, “margin”, “EBIT”, “EBITDA” and “Adjusted EBITDA” (as defined in our current credit agreement), “total debt”, “net debt”, and “free cash flow”. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Gross profit

“Gross profit” is defined as revenue less: project costs; equipment costs; and depreciation.

We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.

EBIT, EBITDA and Adjusted EBITDA

“EBIT” is defined as net income (loss) before interest expense and income taxes.

“EBITDA” is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

We define “Adjusted EBITDA” as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash (liability classified) and non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

We believe that EBIT and Adjusted EBITDA are meaningful measures of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.

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As EBIT, EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Margin

We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net income (loss) margin”, “EBIT margin” or “Adjusted EBITDA margin”.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Total Debt and Net Debt

“Total debt” is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the “Convertible Debentures”); (iv) liabilities from hedge and swap arrangements; (v) mortgage; (vi) vendor promissory notes; and (vii) equipment promissory notes. Our definition of total debt excludes deferred financing costs related to total debt. We believe total debt is a meaningful measure in understanding our complete debt obligations.

“Net debt” is defined as total debt less cash and cash equivalents recorded on the balance sheet. Net debt is used by us in assessing our debt repayment requirements after using available cash.

Free Cash Flow

“Free cash flow” (or “FCF”) is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. We feel free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives.

A reconciliation of FCF can be found in “Resources and Systems – Free Cash Flow” in this MD&A.

Backlog

“Backlog” is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term, is similar in nature to the “transaction price allocated to the remaining performance obligations”, defined under US GAAP and reported in “Note 19 – Revenue” in our financial statements. When the two numbers differ, a reconciliation is presented in “Financial Results – Backlog” in this MD&A.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. It should be noted that our long term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

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Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.

We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined “remaining performance obligations” we provide a reconciliation between the US GAAP and non-GAAP values.

B. SIGNIFICANT BUSINESS EVENTS

2018 Economic and Industry Highlights

During 2018 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil.

Entering into 2018, expectations were that responsible oil producer behavior could sustain the current projections of $60.00 – $65.00 (US/barrel) range of prices for the year. For the first half of 2018, the continued crude oil oversupply and the weakening position of the Organization of Petroleum Exporting Countries (“OPEC”) in managing global oil production levels coupled with the growth of non-OPEC countries oil production capacity continued to lead to a series of small gains and subsequent losses against the price range plateau. OPEC’s efforts to curtail oil production levels were continually met with the awakening of the US shale oil market bolstered by the advent of improved and more cost effective oil extraction technology that allowed them to compete with the traditional oil producer’s lower production cost supply at these oil price levels. Expectations for a stable oil price were tempered in the second half of the year as the recent geopolitical turmoil from global trade wars and Britain’s planned exit from the European Union caused renewed volatility in oil prices.

Below are some of the economic, political and customer highlights of 2018 that have influenced our business, many of which were not anticipated as we entered 2018:

•

According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current Consumer Price Index (CPI) inflation trends remaining within its target inflation rate of close to 2%.

•

The West Texas Intermediate (WTI) price per barrel of oil opened 2018 at $60.37 (US$/barrel) while the Canadian / US exchange rate opened at $0.80. On December 31, 2018, the WTI price per barrel of oil was $45.15 (US$/barrel) and the Canadian / US exchange rate was $0.73.

◦	On October 3, 2018, the WTI price per barrel hit a high for the year of $75.60 (US$/barrel) before dropping by almost 16% to a 2018 low of $42.53 (US$/barrel) on December 24, 2018.

◦	On December 31, 2018, the Canadian / US exchange rate dropped to an annual low of $0.73 down from the 2018 peak of $0.82 achieved on February 2, 2018.

•

An expanded gap between Western Canada Select (“WCS”), the price of Alberta heavy crude, compared to WTI or Brent pricing (the “differential”) driven by the dependence on limited pipeline capacity or the use rail cars to transport the increasing production levels of heavy crude from Alberta to major markets.

◦

The differential reached a high in October 2018, with the WCS price per barrel trading at a discount of more than $52.00 against the WTI price per barrel. During the last quarter of 2018, while WTI price per barrel fell by the aforementioned 16%, WCS fell 59% during this same period as a result of increased inventories caused by limited pipeline take-away capacity.

•	Long-term delays in obtaining regulatory approval for pipeline capacity expansion solutions for oil transportation.

◦

The Trans Mountain Expansion (TMX) pipeline twinning by Kinder Morgan[1] (to Vancouver, BC) was approved in November 2016 with 190 environmental and social conditions. On August 30, 2018, the Federal Court of Appeals overturned the Federal Government approval of the project, citing an incomplete review process performed by the National Energy Board (“NEB”). On August 31, 2018, the pipeline was purchased by the Trans Mountain Corporation, a wholly owned subsidiary of the Canada Development Investment Corporation that is accountable to the

1 Kinder Morgan Inc., owner of the Trans Mountain Pipeline System until August 31, 2018.

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Government of Canada. The NEB expects to complete the final review activities, cited by the Federal Court of Appeals as incomplete, by mid-2019, however the pipeline expansion project continues to face legal challenges and environmental protests.

◦

The Enbridge “Line 3 Replacement” project, replacing large segments of the aging 1,660 kilometer pipeline running from Hardisty, Alberta, through Manitoba, the northeast corner of North Dakota and a large length of Minnesota before ending at the mouth of Lake Superior in Wisconsin, received Canadian federal government approval on November 29, 2016 after a year of regulatory review. The project is projected to achieve initial capacity of 760,000 barrels per day when commissioned in 2019 which will more than double the capacity of the aging pipeline it replaces.

◦

The TransCanada[2] XL Keystone pipeline (to the US gulf coast), which had been rejected under the previous US government after more than seven years of delays, was approved under an executive order signed by the President of the United States on January 24, 2017. The project is expected to start the two-year pipeline construction project in the first half of 2019 after passing final regulatory hurdles, with projected pipeline capacity of 830,000 barrels per day of crude oil carried from Alberta to Steele City.

•

The Canadian federal government along with the Alberta and British Columbia provincial governments continue to provide a less oil friendly political climate leading to the implementation of: higher corporate taxes; increases to energy royalties; an escalating carbon tax; emission limits; and more stringent environmental regulations for both the production and transportation of oil.

◦

On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed. On January 1, 2018, the second phase of the carbon pricing was implemented, increasing by 50% from $20 per tonne of carbon-dioxide emissions to $30 per tonne.

◦

On December 3, 2018, the Alberta Government announced a temporary 8.7% cut (or a decrease of 325,000 barrels per day) in the production of raw crude oil and bitumen, starting on January 1, 2019. The reduced production measure was in reaction to the significant price differential between the Western Canadian Select and West Texas Intermediate oil prices, driven primarily by the more than 25 million barrels of processed oil currently in storage, waiting for inventory take-away capacity improvements that have been limited by Canadian regulatory delays.

Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. The industry had also experienced a series of consolidation transactions in the past few years, as current owners who were committed to the long-term investment strategy of the oil sands took advantage of the economic downturn to remove those owners that did not have the same appetite to ride out the low points of the current economic cycle.

The synergies gained from the consolidations, coupled with the ramp up of oil production from a new mine and the completion of a production expansion project at another mine led to an overall increase in production for longer-life, lower operating cost oil sands mines during the year. The lower WCS price per barrel of oil was not a significant deterrent to our oil sand mine customers near-term production growth plans as those that operated within an integrated system of mining, upgrading, refining and distribution benefitted with the lower WCS pricing resulting in higher upstream profitability within their operations. However, the longer-term regulatory delays in increasing take-away capacity could affect future production growth investment plans of our customers.

Accomplishments against our 2018 Strategic Priority

At the start of 2018, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad

2 TransCanada Corporation (TransCanada)

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and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	enhance our safety culture;

•	grow our core business;

•	grow our revenue diversity;

•	pursue service expansion;

•	further enhance our execution excellence;

•	continue to invest in our people, expertise and leadership

•	grow positive free cash flow, EBIT, Adjusted EBITDA, net income and earnings per share; and

•	maintain a strong balance sheet.

Heading into 2018 we reaffirmed our 3-year plan to grow both our revenue and Adjusted EBITDA by a compound 15% per year for 2018 and 2019, despite our core oil sands market sector still being in a cyclical downturn with the timing of a recovery remaining uncertain given the economic and political challenges our industry was facing.

As detailed in the “2018 Economic and Industry Highlights” section, above, 2018 continued to present significant challenges with the abnormally long cyclical downturn in our core oil sands market and the uncertain economic recovery timelines driven by continued delays in the approval of new take-away capacity for pipelines servicing our customers in the oil sands. Adding to the economic challenges was the continued uncertainty over OPEC’s ability to influence the global supply of oil and the overhanging threat of trade disputes between the United States and its key trading partners. Despite these headwinds, we maintained our focus on our strategic priority and tactics which resulted in us exceeding our growth expectations and achieving the following significant accomplishments for the year ended December 31, 2018:

•

Our revenue increased by 40% to $410.1 million in 2018, compared to $292.6 million in revenue for 2017. With our continued focus on equipment management cost savings initiatives and strong project execution, we achieved:

◦	61% growth in Adjusted EBITDA to $101.8 million in 2018, compared to $63.1 million in Adjusted EBITDA recorded for 2017.

◦	123% growth in our EBIT to $30.0 million in 2018, compared to $13.4 million EBIT in 2017.

◦	190% growth in our net income in 2018 to $15.3 million, compared to $5.3 million in net income recorded in 2017.

◦	205% growth in our basic earnings per share to $0.61 per share, compared to $0.20 basic earnings per share in 2017.

•

We generated $60.7 million of free cash flow for the year ended December 31, 2018, up from $19.0 million of free cash flow generated for the year ended December 31, 2017. The increase in free cash flow in the current year was a result of stronger profitability and cash contributed from a reduction in non-cash working capital compared to the previous year’s cash used for an increase in non-cash working capital.

•

We continued to achieve our standard of excellence in our safety culture, as reflected by our strong safety record in 2018. We exceeded our Total Recordable Injury Rate (“TRIR”) target, keeping our result well under 0.5 for the second year in a row. Our result represents just five reportable injuries in over 2.7 million hours worked. In our “journey to zero”, this safety result reflects our belief that outstanding safety execution is the foundation for overall operational excellence.

•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

◦

On June 4, 2018, we announced a two-year extension of a key Master Services Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities, taking this agreement out to August 2022.

◾	As part of this extension we secured a three-year term contract for overburden removal with this customer that commenced in 2019, after a previously announced 2018 term

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contract. In addition, we secured a three-year reclamation contract with this customer, which commenced in 2018. The combined defined scope work of these new contracts contributed approximately $275 million to our backlog.

◦

On December 10, 2018, we announced a three-year extension of a key Multiple Use Agreement (“MUA”) with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The long-term extension takes this agreement out to December 2023.

◾	The MUA included a long-term right of first refusal purchase arrangement to acquire the customer’s used large mining trucks and shovels.

◾

In addition, as part of this extension we secured a five-year contract through 2023 for earthworks services at the customer’s mine. The defined scope work contributed approximately $757 million to our backlog.

◦

The above two extensions came on the heels of the February 2017 renewal of a 5-year Master Services Agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal takes this agreement out to January 2022.

•	We continue to expand on our core business strategy, including:

◦

On November 23, 2018, we closed the acquisition of a heavy equipment fleet for $198.0 million subject to closing adjustments defined in the purchase agreement. The purchase agreement included an initial payment of $150.8 million and the assumption of $12.8 million in capital leases and equipment-related promissory notes from the vendor. The balance of the price will be paid in three installments, six, twelve and eighteen months from the closing date.

◦

In November 2018, entered into a newly formed partnership, the Mikisew North American Limited Partnership (“Mikisew partnership”)[3], to provide construction and mining services to our oil sands customers. Our partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation. The Mikisew Cree are the largest First Nation of the five Athabasca Tribal Nations and we are excited to be business partners as we build our relationship in the oil sands region.

◦

On December 18, 2018, we exercised our right, under a right of first refusal option in our newly extended MUA with a customer, on an initial offering of thirty-one trucks for delivery during 2019. The arrangement includes sixteen 380-ton capacity ultra-class haul trucks, a first for us and a size for which the new Acheson maintenance facility was purposely designed.

•	We continue to work towards revenue diversity, including:

◦

On November 1, 2018, we closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively the “Nuna Group of Companies” or “Nuna”), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash. The majority 51% ownership interest in Nuna is held by the Kitikmeot Corporation, a wholly owned business arm of the Kitikmeot Inuit Association. The acquisition of the ownership interest in Nuna is aligned with our strategic goals as it expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.

◦

In November 2018, we opened our newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was custom designed to accommodate all sizes of equipment, including the ultra-class 400-ton haul trucks used by our clients. The new maintenance facility replaces our less efficient leased facility and provides improved functionality and best-in-class technology that will help us continue driving down our maintenance costs while also helping us to grow our external maintenance offering. We expect cash payback on our investment within approximately 5 years.◆

3 Mikisew Group of Companies is owned directly by the Mikisew Cree First Nation. The Mikisew Group of Companies is comprised of two main operating entities (wholly owned) and 11 limited partnerships and joint ventures (majority owned)

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◦

We continue to operate under a three-year term contract on the Highland Valley copper mine[4] in central British Columbia (awarded September 2017). The work utilizes a fleet of 40 tonne trucks, excavators and support equipment to support our customer’s copper mining operations and civil construction activities.

•

On November 23, 2018, we entered into an upsized Amended and Restated Credit Agreement (the “Credit Facility”) with our banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms, maintains attractive rates and provided sufficient flexibility to allow for the significant asset acquisition transaction

◦

The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).

◦	This facility matures on November 23, 2021, with an option to extend on an annual basis.

◦	The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million.

•

In November 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada (“BDC”) for $19.9 million, which was drawn to cover costs already incurred in relation to our recent acquisition of land and the related construction of the Acheson, Alberta maintenance facility and corporate office.

◦	The BDC mortgage and security are structured as permitted exclusions from the security interests of the Credit Facility syndicate lenders and the Senior Debt, as defined in the Credit Facility.

•	At December 31, 2018, our total debt was $384.3 million compared to $139.0 million at December 31, 2017.

•	During 2018, we completed a previously announced normal course issuer bid (“NCIB”) program, which expired on August 13, 2018.

◦

We used $9.5 million in cash to purchase and subsequently cancel a total of 1,281,485 common shares during the current year at an average price of $7.44 per share in the normal course. The current year completion of this NCIB program, along with the 1,142,762 common shares that were purchased and subsequent cancelled under this program in 2017, have reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018. This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used an additional $5.1 million in cash for the purchase of treasury shares in 2018).

◦	As at December 31, 2018, there are no outstanding NCIB programs in effect. For a complete discussion of our NCIB programs see “Resources and Systems – Securities and Agreements” in this MD&A.

•

On October 3, 2018, S&P Global Ratings (“S&P”)[5] changed our company outlook from “stable” to “positive” while affirming our “B” long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a “B+” if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.

•	For a discussion of our debt ratings, see the “Resources and Systems – Debt Ratings” in this MD&A.

•	On September 10, 2018 Jason Veenstra was appointed to our Management team as Executive Vice President and Chief Financial Officer.

A complete discussion on our significant business events for the past three years along with our 2019 strategic priority and tactics can be found in our most recent Annual Information Form (“AIF”).

4 Highland Valley Mine, owned and operated by Teck Resources Limited

5 Standard and Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc.

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C. OUR BUSINESS

Five Year Financial Performance

The table below represents select financial data related to our business performance for the past five years:

Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2018	2017	2016	2015	2014
Operating Data(i)
Revenue	$410,061	$292,557	$213,180	$281,282	$471,777
Gross profit	69,076	39,647	32,343	31,890	51,400
Gross profit margin	16.8%	13.6%	15.2%	11.3%	10.9%
Operating income	29,980	13,407	3,923	2,837	11,599
Net income (loss) and comprehensive income (loss) from continuing operations available to shareholders	15,286	5,264	(445)	(7,470)	(697)
EBIT from continuing operations(ii)	29,966	13,411	5,290	2,296	11,035
EBIT margin(ii)	7.3%	4.6%	2.5%	0.8%	2.3%
Adjusted EBITDA from continuing operations(ii)	101,834	63,082	53,312	47,719	64,133
Adjusted EBITDA margin from continuing operations(ii)	24.8%	21.6%	25.0%	17.0%	13.6%
Net income (loss) and comprehensive income (loss) available to shareholders(iii)	15,286	5,264	(445)	(7,470)	(1,169)
Per share information from continuing operations
Net income (loss) – basic	$0.61	$0.20	$(0.01)	$(0.23)	$(0.02)
Net income (loss) – diluted	$0.54	$0.18	$(0.01)	$(0.23)	$(0.02)
Per share information
Net income (loss) – basic	$0.61	$0.20	$(0.01)	$(0.23)	$(0.03)
Net income (loss) – diluted	$0.54	$0.18	$(0.01)	$(0.23)	$(0.03)
Balance Sheet Data
Total assets(iv)	$689,800	$383,644	$350,081	$360,177	$456,581
Debt
Capital lease obligations (including current portion)	86,568	66,969	61,400	62,443	64,055
Credit facilities (including current portion)	194,918	32,000	39,572	28,572	5,536
Convertible Debentures/Series 1 Debentures(v)	39,976	40,000	—	19,927	58,733
Mortgage	19,900	—	—	—	—
Promissory notes(vi)	42,937	—	—	—	—
Total debt(iv)(vii)	384,299	138,969	100,972	110,942	128,324
Cash	(19,508)	(8,186)	(13,666)	(32,351)	(956)
Net debt(viii)	364,791	130,783	87,306	78,591	127,368
Total shareholders’ equity	149,721	145,924	158,954	171,618	189,579
Outstanding common shares, excluding treasury shares	25,004,205	25,452,224	28,305,660	31,893,478	34,334,024
Treasury shares	2,084,611	2,617,926	2,213,247	1,256,803	589,892
Total debt to shareholders’ equity(ix)	2.6:1	1.0:1	0.6:1	0.6:1	0.7:1
Shareholder’s equity per share(x)	$5.53	$5.20	$5.21	$5.18	$5.43
Cash dividend declared per share	$0.08	$0.08	$0.08	$0.08	$0.08

(i)	The current year data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii)

“Adjusted EBITDA from Continuing Operations” and “Adjusted EBITDA margin from Continuing Operations” is defined as Adjusted EBITDA and Adjusted EBITDA margin excluding results from discontinued operations. For a definition of EBIT, EBIT margin, Adjusted EBITDA and Adjusted EBITDA margin, and a reconciliation to net income (loss) and comprehensive income (loss) see “Non-GAAP Financial Measures” and “Summary of Consolidated Results” in this MD&A.

(iii)

Net income (loss) and comprehensive income (loss) includes results from discontinued operations for the year ended December 31, 2014. Revenue, gross profit, operating income and Adjusted EBITDA excludes results from discontinued operations.

(iv)	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
(v)	The Series 1 Debentures were fully redeemed on September 30, 2016. The Convertible debentures were issued on March 15, 2017.
(vi)	Promissory notes consist of vendor promissory notes and equipment promissory notes.
(vii)

Total debt is calculated as the sum of Convertible unsecured subordinated debentures, capital lease obligations, credit facilities, mortgage, vendor promissory notes and equipment promissory notes, excluding deferred financing fees.

(viii)	Net debt is calculated as total debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.
(ix)	Total debt to shareholders’ equity is calculated as total debt divided by shareholders’ equity recorded on the balance sheet.
(x)	Shareholders’ equity per share is calculated as shareholders recorded on the balance sheet divided by the number of common shares outstanding.

8	2018 Management’s Discussion and Analysis

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Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude6, Suncor7, Imperial Oil8 and Canadian Natural9. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 628 pieces of diversified heavy construction equipment supported by over 1,800 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. Complementing our existing knowledge and technology, our recent acquisition of a 49% interest in Nuna expands our end user coverage into other commodity areas, such as base metals, precious metals and diamonds. In addition, Nuna is an established incumbent contractor in Nunavut and the Northwest Territories, but has also successfully completed major projects in Ontario, Saskatchewan and British Columbia.

We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.

We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, both in the oil sands and for other resource mines across Canada, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction of mechanically stabilized earth walls, earth dams and mine haul roads;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

Complimenting these services, we provide:

•	site development and support services for plants and refineries, including in situ oil sands facilities;

•	civil construction services for the construction and maintenance of heavy civil earth focused infrastructure projects, including winter ice roads in remote northern Canada locations; and

•	heavy equipment maintenance services.

6 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Inc. (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), CNOOC Oil Sands Canada (7.23%).

7 Suncor Energy Inc.

8 Imperial Oil Resources Limited (Imperial Oil).

9 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer’s mine site and our recently constructed expanded maintenance facility based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	outstanding safety record;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships;

•	operational flexibility;

•	strong aboriginal partnerships established across Canada; and

•	strong balance sheet to weather the cyclical risks prevalent in both the oil sands and across all other resource mines in Canada.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.

Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial and federal infrastructure.

The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project’s needs.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

Year ended December 31,
(dollars in thousands, except per share amounts)	2018	2017	Change

Revenue	$410,061	$292,557	$117,504

Project costs	152,943	116,346	36,597

Equipment costs	129,692	91,829	37,863

Depreciation	58,350	44,735	13,615

Gross profit	69,076	39,647	29,429

Gross profit margin	16.8%	13.6%	3.2%

Select financial information:

General and administrative expenses (excluding stock-based compensation)	25,578	21,304	4,274

Stock-based compensation expense	11,532	3,995	7,537

Loss on sublease	1,732	—	1,732

Operating income	29,980	13,407	16,573

Interest expense	8,584	6,943	1,641

Net income and comprehensive income available to shareholders	$15,286	$5,264	$10,022

Net income and comprehensive income available to shareholders margin	3.7%	1.8%	1.9%

EBIT(i)	$29,966	$13,411	$16,555

EBIT margin(i)	7.3%	4.6%	2.7%

EBITDA(i)	$88,728	$59,064	$29,664

Adjusted EBITDA(i)	$101,834	$63,082	$38,752

Adjusted EBITDA margin(i)	24.8%	21.6%	3.2%

Per share information

Net income – Basic	$0.61	$0.20	$0.41

Net income – Diluted	$0.54	$0.18	$0.36

Cash dividends per share	$0.08	$0.08	$—

(i)	See “Non-GAAP Financial Measures”. A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2018	2017
Net income and comprehensive income available to shareholders	$15,286	$5,264

Adjustments:

Interest expense	8,584	6,943

Income tax expense	6,096	1,204
EBIT	$29,966	$13,411

Adjustments:

Depreciation	58,350	44,735

Amortization of intangible assets	412	918
EBITDA	$88,728	$59,064

Adjustments:

Loss on disposal of property, plant and equipment	111	189

Gain on disposal of assets held for sale	(269)	(166)

Loss on sublease	1,732	—

Equity classified stock-based compensation expense	4,117	2,925

Liability classified stock-based compensation expense	7,415	1,070
Adjusted EBITDA	$101,834	$63,082

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Analysis of Consolidated Annual Results

Revenue

For the year ended December 31, 2018, revenue was $410.1 million, up from $292.6 million for the year ended December 31, 2017. The increase in revenue is a direct result of an increased demand for sub-contract services in the oil sands as new production capacity came on line during the year and our customers continue to maximize their production volumes from oil sands mines to dilute their fixed costs and further drive down their cash cost per barrel. This has led to both a growth in demand for our services and an improved consistency in the demand throughout the year.

Starting in the first quarter of the current year, we delivered on another strong winter works program with reclamation work at the Mildred Lake mine site and both overburden removal and tailings pond support activity at the Millennium mine site. We achieved winter works volumes that were consistent with the prior year, but were also able to dedicate a portion of our equipment fleet capacity to drive increased heavy civil construction work at the Kearl mine along with incremental civil construction and mine support work at the Highland Valley copper mine in central British Columbia, under a three-year contract awarded in the third quarter of 2017, and the completion of mine support activities at the Fording River coal mine in northeast British Columbia. The expanded volumes were made possible due to our 2017 investment in growth capital, which expanded our large sized equipment fleet capacity, combined with the effective execution of the earthworks program through the ever changing weather conditions of the winter season.

Our strong second and third quarter mine support service, overburden removal and earthworks activity generated at each of the Millennium and Mildred Lake mines outpaced the previous year’s second and third quarter earthworks activity as the previous periods were negatively affected by the cancellation of the significant earthworks contract as a result of a plant fire at a customer site. We were able to secure replacement work for the majority of the fleet committed to the cancelled project last year, but lost the early start-up advantage as we had to relocate the equipment to other sites. Without the unplanned interruption, the current year benefitted from the aforementioned increased demand for our earthworks capabilities during the second and third quarters which included overburden removal activity at the Mildred Lake mine, performed under a recently signed contract with the customer. Complementing the increased demand from the Millennium and Mildred Lake mines was the continued increase in heavy civil construction and mine support services at the Kearl mine and the ongoing civil construction and mine support work at the Highland Valley copper mine.

Our fourth quarter started with the carryover of increased demand for earthworks activity as previously discussed. This led to an easier transition and ramp up into our 2018-2019 winter works programs at the Mildred Lake and Millennium mines. Our winter works program also benefitted, in the last five weeks of the year, from the contribution provided by our recently acquired fleet. Adding to the strong quarter was the continuation of a heavy civil construction project at the Kearl mine which offset last year’s revenue generated from mine support activities at the Fording River coal mine. New volumes this quarter included overburden removal and heavy civil construction work at the Fort Hills mine and mine services and reclamation work at the Aurora mine. Revenue from the Highland Valley copper mine improved when compared to revenue from the same site last year, as last year saw a slow ramp-up of activities during the prior period.

Revenue in the fourth quarter also included our share of the last two months of the year’s revenue generated from our acquisition of Nuna. Nuna’s activities were at a typical seasonal low as they had recently wrapped up work on summer civil construction and mine support contracts and were in the initial stages of the ramp-up of their winter road construction activities.

Throughout the year we saw a continued expansion of our external maintenance service offering which was bolstered by the November opening of our new state of the art maintenance facility in Acheson, Alberta. In addition, we continue to participate in mine support service activity at multiple oil sands sites through our Dene North Site Services partnership.

Gross profit

For the year ended December 31, 2018, gross profit was $69.1 million or 16.8% of revenue, up from $39.6 million or 13.6% of revenue in the previous year. The higher gross profit was primarily driven by the higher revenue in the current year while the improved gross profit margin was driven by the more consistent flow of activity throughout the year for our earthworks programs. The prior year gross profit margins were negatively affected by the aforementioned cancelled earthworks contract and a disproportionate level of drawdown of maintenance backlog during the slower second and third quarter of last year’s period.

12	2018 Management’s Discussion and Analysis

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Depreciation for the year ended December 31, 2018 was $58.4 million (14.2% of revenue) up from $44.7 million (15.3% of revenue) for the year ended December 31, 2017. The current year increase in depreciation expense was a direct result of the increased volumes. The current year decrease in depreciation as a percent of revenue continues to reflect the benefits we are realizing from our program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.

Operating income

For the year ended December 31, 2018, operating income was $30.0 million, up from $13.4 million for the year ended December 31, 2017.

G&A expense (excluding stock-based compensation expense) was $25.6 million for the year ended December 31, 2018 or 6.2% of revenue, up from the $21.3 million or 7.3% of revenue recorded in the year ended December 31, 2017. The increased G&A spend was driven by increased legal and consulting costs related to the integration of our two acquisitions coupled with one-time costs related to the consolidation of our office space and higher short-term incentive costs. The lower G&A as a percent of revenue in the current year, compared to the previous period, reflects our ability to absorb higher volumes of activity with limited increases to our overheads. Stock-based compensation cost increased $7.5 million compared to the previous year primarily as a result of the upward movement in share price and its effect on the carrying value of the liability classified award plans.

We entered into a sub-lease for all of our committed space over the entire remaining term of our underutilized Edmonton office facility. This effectively eliminated all but $1.7 million of the future commitment for this facility over the next five years. Nevertheless, this negatively affected current year earnings as we recorded the entire future anticipated loss as an expense against current year operating income.

Net income

For the year ended December 31, 2018, we recorded a net income of $15.3 million (basic income per share of $0.61 and diluted income per share of $0.54), compared to a net income of $5.3 million (basic income per share of $0.20 and diluted income per share of $0.18) for the year ended December 31, 2017. The net income in the current year included the recording of $8.6 million of interest expense compared to $6.9 million of interest expense recorded in the prior year. The $6.1 million income tax expense recorded in the current year is higher than the $1.2 million income tax expense recorded last year.

Basic and diluted income per share in the current period was partially affected by the reduction in issued and outstanding common shares (27,088,816 as at December 31, 2018 compared to 28,070,150 outstanding voting common shares as at December 31, 2017). For a full discussion on our capital structure see “Resources and Systems – Securities and Agreements” in this MD&A.

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Summary of Consolidated Three Month Results

	Three months ended December 31,
(dollars in thousands, except per share amounts)	2018	2017	Change

Revenue	$131,001	$82,046	$48,955

Project costs	48,094	33,720	14,374

Equipment costs	46,424	24,460	21,964

Depreciation	18,179	11,854	6,325

Gross profit	18,304	12,012	6,292

Gross profit margin	14.0%	14.6%	(0.6)%

Select financial information:
General and administrative expenses (excluding stock based compensation)	8,034	5,738	2,296
Stock-based compensation expense	2,509	1,617	892

Operating income	7,531	4,538	2,993
Interest expense	3,444	1,989	1,455

Net income and comprehensive income available to shareholders	$2,656	$2,450	$206

Net income and comprehensive income available to shareholders margin	2.0%	3.0%	(1.0)%

EBIT(i)	$7,524	$4,510	$3,014

EBIT margin(i)	5.7%	5.5%	0.2%

EBITDA(i)	$25,755	$16,478	$9,277

Adjusted EBITDA(i)	$28,442	$18,100	$10,342

Adjusted EBITDA margin(i)	21.7%	22.1%	(0.4)%

Per share information
Net income – Basic	$0.11	$0.10	$0.01

Net income – Diluted	$0.10	$0.09	$0.01

Cash dividends per share	$0.02	$0.02	$0.00

(i)	See “Non-GAAP Financial Measures”. A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Three months ended December 31,
(dollars in thousands)	2018	2017
Net income and comprehensive income available to shareholders	$2,656	$2,450

Adjustments:

Interest expense	3,444	1,989

Income tax expense	1,424	71
EBIT	$7,524	$4,510

Adjustments:

Depreciation	18,179	11,854

Amortization of intangible assets	52	114
EBITDA	$25,755	$16,478

Adjustments:

Loss (gain) on disposal of property, plant and equipment	216	(54)

(Gain) loss on disposal of assets held for sale	(38)	59

Equity classified stock-based compensation expense	1,549	755

Liability classified stock-based compensation expense	960	862
Adjusted EBITDA	$28,442	$18,100

Analysis of Three Month Results

Revenue

For the three months ended December 31, 2018, revenue was $131.0 million, up from $82.0 million in the same period last year. The increase in revenue was a result of a strong ramp up of our winter work programs at the Mildred Lake and Millennium mines, which benefitted in the last five weeks of the year from the contribution from our recently acquired fleet. Adding to the strong quarter was the incremental contribution of continued reclamation work under a previously announced contract at the Mildred Lake mine and an early-works heavy civil construction project at the Kearl mine which offset last year’s revenue generated from mine support activities at the Fording River coal mine in southeast British Columbia. New volumes this quarter included overburden removal and heavy

14	2018 Management’s Discussion and Analysis

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civil construction work at the Fort Hills mine and mine services and reclamation work at the Aurora mine, both generated from backlog subsequent to the asset acquisition. Revenue from our three-year mine support services contract at the Highland Valley copper mine in central British Columbia improved when compared to revenue from the same site last year, as last year saw a slow ramp-up of activities during the prior period.

We continued to grow for our external maintenance service offering in the quarter as we took on more customers and grew our reputation as a quality alternative service provider. This was bolstered by the November opening of our new maintenance facility in Acheson, Alberta which allowed us to expand our capacity for external maintenance activities and take on maintenance for larger sized equipment.

Revenue in the quarter also included our share of the last two months of revenue generated from our acquisition of Nuna. Nuna’s activities were at a typical seasonal low as they had recently wrapped up work on summer civil construction and mine support contracts and were in the initial stages of the ramp-up of their winter road construction activities.

Gross Profit

For the three months ended December 31, 2018, gross profit was $18.3 million or 14.0% of revenue, up from a gross profit of $12.0 million or 14.6% of revenue during the same period last year. The higher gross profit in the current period was driven by the higher volume of activity in the quarter coupled with improved productivity on our winter works programs at the Mildred Lake mine as a result of a strong transition from summer reclamation activities, coupled with improved margins on our civil construction activities at multiple mine sites compared to last year. Gross profit margins were negatively affected by an increase in equipment costs as a percent of revenue in the current quarter as a result of inspection and repair costs related to ensuring that the equipment fleet acquired from the asset acquisition was in good operating condition and ready to be integrated into our existing fleet and ongoing work. Contributing to the lower gross profit margin in the quarter was the typical seasonal low activities outside the oil sands, which included wind-down of mine support activities and the ramp-up for winter road construction activities in Northern Canada.

For the three months ended December 31, 2018, depreciation was $18.2 million (or 13.9% of revenue), up from $11.9 million (or 14.4% of revenue) in the same period last year. The current period depreciation increased due to the increased volumes while the decrease in depreciation as a percent of revenue continues to reflect the benefits we are realizing from our recent program of securing quality used equipment at discounted prices from sellers looking to exit the market place, while also leveraging our strong maintenance expertise and programs to extend the expected lives of our current fleet.

Operating income

For the three months ended December 31, 2018, operating income was $7.5 million, compared to operating income of $4.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $8.0 million, or 6.1% of revenue for the three months ended December 31, 2018, up from $5.7 million, or 7.0% of revenue in the same period last year. The increase in G&A spend reflects the timing of accruals for short-term incentive plan costs recorded in the quarter, compared to last year, and mainly one time higher personnel and consulting costs as a result of the integration of the two acquisitions in the quarter. The lower G&A as a percent of revenue in the current period, compared to the previous period, reflects our ability to absorb higher volumes of activity with limited increases to our overheads.

Stock-based compensation expense increased $0.9 million compared to the prior year primarily as a result of the upward movement in share price in the current quarter and its effect on the carrying value of the liability classified award plans.

Net Income and Comprehensive Income available to shareholders

For the three months ended December 31, 2018, net income was $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10), compared to a net income of $2.5 million (basic income per share of $0.10 and diluted income per share of $0.09) during the same period last year. Net income in the current quarter included the recording of $3.4 million in interest expense compared to $2.0 million recorded to interest expense in the previous period as a result of the increased borrowings to fund our two acquisitions. The combined income tax expense recorded in the current period of $1.4 million for the three months ended December 31, 2018 is an increase from the $0.1 million combined income tax expense recorded for the three months ended December 31, 2017.

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Non-Operating Income and Expense

	Three months ended December 31,			Year ended December 31,
(dollars in thousands)	2018	2017	Change	2018	2017	Change
Interest expense
Long term debt
Interest on capital lease obligations	$673	$692	$(19)	$2,984	$3,023	$(39)
Interest on credit facilities	1,767	381	1,386	2,729	1,507	1,222
Interest on Convertible Debentures	555	555	—	2,200	1,760	440
Interest on promissory notes	202	—	202	202	—	202
Interest on mortgage	105	—	105	105	—	105

Amortization of deferred financing costs	144	376	(232)	539	797	(258)
Interest on long term debt	$3,446	$2,004	$1,442	$8,759	$7,087	$1,672

Other interest income	(2)	(15)	13	(175)	(144)	(31)
Total interest expense	$3,444	$1,989	$1,455	$8,584	$6,943	$1,641
Foreign exchange loss (gain)	32	28	4	39	(4)	43
Income tax expense	1,424	71	1,353	6,096	1,204	4,892

Interest expense

Total interest expense was $3.4 million during the three months ended December 31, 2018, up from $2.0 million in the same period last year. In the year ended December 31, 2018, total interest expense was $8.6 million, up from the $6.9 million the year ended December 31, 2017.

Interest on capital lease obligations of $0.7 million and $3.0 million, respectively, during the three months and year ended December 31, 2018, was slightly lower than corresponding prior year periods. The lower expense for both current periods was primarily due to the timing of assets held under capital leases during the current year. Late in the current quarter, we entered into a series of equipment financing arrangements which increased our assets under capital lease as compared to the previous period but had a limited effect on our capital lease interest expense. In addition, we assumed $1.8 million of capital leases as part of the closing of the fleet acquisition. For a discussion on assets under capital lease see “Resources and Systems – Capital Resources and Use of Cash” in this MD&A.

Interest on our credit facilities of $1.8 million and $2.7 million, respectively, during the three months and year ended December 31, 2018, was higher than the corresponding prior year periods. In the current quarter, we negotiated an increase in capacity under our Credit Facility to support the fleet acquisition. As at December 31, 2018, we had $194.9 million borrowed under credit facilities, compared to $32.0 million borrowed under credit facilities as at December 31, 2017. For a discussion on the increase in Credit Facility capacity and the asset acquisition see “Significant Business Events – Accomplishments against our 2018 strategic priorities” in this MD&A.

We recorded $0.6 million and $2.2 million, respectively, in interest on our Convertible Debentures during the three months and year ended December 31, 2018. The current quarter’s expense was comparable to the prior period while the current year’s expense was higher than the previous comparable period as a result of the March 2017 issuance of the Convertible Debentures.

Interest on vendor and equipment promissory notes of $0.2 million was incurred during the three months and year ended December 31, 2018. We entered into vendor promissory notes and assumed heavy equipment promissory notes related to the 2018 fleet acquisition. For a discussion on the fleet acquisition see “Significant Business Events – Accomplishments against our 2018 strategic priorities” in this MD&A.

Interest on the mortgage of $0.1 million was incurred during the three months and year ended December 31, 2018. We entered into a $19.9 million mortgage during the quarter to partially finance the completed construction of our new Acheson maintenance facility and related land acquisition.

Amortization of deferred financing costs was $0.1 million and $0.5 million, respectively, for the three months and year ended December 31, 2018, down from $0.4 million and $0.8 million in the respective corresponding periods last year. The current year expense includes amortization of deferred costs related to the credit facilities and the Convertible Debentures. The prior year expense includes the amortization of deferred financing costs for the Credit Facility, starting in August 2017, the Convertible Debentures, starting in March 2017 and the amortization and related write-off of unamortized deferred financing costs for the Previous Credit Facility, replaced in August 2017 and the Series 1 Debentures, repurchased in the first quarter of 2017.

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Foreign exchange loss (gain)

The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.

Income tax expense

For the three months ended December 31, 2018, we recorded no current income tax expense and a deferred income tax expense of $1.4 million, providing a total income tax expense of $1.4 million. This compares to a combined income tax expense of $0.1 million recorded for the same period last year.

For the year ended December 31, 2018, we recorded no current income tax expense and a deferred income tax expense of $6.1 million, providing a combined income tax expense of $6.1 million. This compares to a combined income tax expense of $1.2 million for the year ended December 31, 2017.

Income tax as a percentage of taxable income for all periods differs from the statutory rates of 27.0% primarily due to temporary differences resulting from the non-taxable portion of capital gains and permanent differences resulting from stock-based compensation.

Backlog

With the adoption of the new US GAAP revenue standard requiring us to disclose “transaction price allocated to the remaining performance obligations” and the recent award of two contracts with significant performance obligations, we believe that a discussion of anticipated backlog has become relevant starting in 2018.

Backlog is a non-GAAP measure and is defined in “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A. Our definition of Backlog includes committed volumes with undefined scope excluded from the US GAAP definition of “transaction price allocated to the remaining performance obligations”, as disclosed in “Note 19 – Revenue” in our most recent financial statements and notes that follow.

The following summarizes our non-GAAP reconciliation of anticipated backlog as at December 31, 2018, September 30, 2018, June 30, 2018 and March 31, 2018 and the revenue generated from backlog during the respective three month periods:

(dollars in thousands)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	March 31, 2018

Performance obligations per financial statements	$206,900	$129,911	$149,290	$82,672

Add: undefined committed volumes	1,021,430	209,644	200,107	29,362

Anticipated backlog	$1,228,330	$339,555	$349,397	$112,034

Revenue generated from backlog during the three month period	$70,872	$40,859	$43,894	$45,686

As at December 31, 2018, we expect that $313 million of our anticipated backlog reported above will be performed over the balance of 2019.◆

Our anticipated backlog increased during the year ended December 31, 2018 as a result of awards with defined scope under our master services agreements and multiple use contracts.

•	We secured a five-year contract through 2023 for earthworks services at a customer’s mine. The anticipated volumes contributed approximately $757 million to our backlog.

•

We secured a three-year term contract for overburden removal with a customer that will commence in 2019, after a previously announced 2018 term contract. In addition, we secured a three-year reclamation contract with this customer, which commenced in 2018. The combined defined scope work of these new contracts contributed approximately $275 million to our backlog.

•	We added additional contracts in the fourth quarter of 2018 with a combined backlog estimated at approximately $176 million.

For a complete discussion of the 2018 contract awards see “Significant Business Events – Accomplishments against our 2018 strategic priorities” in this MD&A.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types

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varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements and multiple use contracts where scope is not clearly defined.

Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the eight preceding quarters:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017

Revenue	$131.0	$84.9	$79.5	$114.7	$82.0	$70.0	$47.6	$92.8

Gross profit (loss)(i)	18.3	14.3	9.7	26.8	12.0	5.8	(1.2)	23.0

Operating income (loss)	7.5	3.7	1.7	17.1	4.5	1.0	(6.6)	14.4

EBIT(i)	7.5	3.7	1.7	17.1	4.5	1.1	(6.6)	14.5

Adjusted EBITDA(i)	28.4	19.1	15.2	39.1	18.1	11.5	2.0	31.6

Net income (loss) and comprehensive income (loss) available to shareholders	2.7	1.5	0.0	11.1	2.5	(0.6)	(6.2)	9.6

Net income (loss) per share – basic(ii)	$0.11	$0.06	$0.00	$0.44	$0.1	$(0.02)	$(0.23)	$0.34

Net income (loss) per share – diluted(ii)	$0.10	$0.05	$0.00	$0.36	$0.09	$(0.02)	$(0.23)	$0.31

Cash dividend per share (iii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

(i)	See “Non-GAAP Financial Measures”.
(ii)

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.

(iii)	The timing of payment of the cash dividend per share may differ from the dividend declaration date.

We generally experience a reduction in winter road construction revenue and a decline in our oil sands mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels.

All other events being equal, oil sands mine support revenue and winter road construction during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern.

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Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.

Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the “spring breakup”, once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues.

Our profitability can also be affected by significant changes to our share price and the effect this change has on the “mark-to-market” valuation of our liability based stock-based compensation plan.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall restructuring of our debt, have changed the impact of these fixed costs as compared to previous years.

Unpriced Contract Modifications

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.

If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

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•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.

During the year ended December 31, 2018, we recognized revenue from variable consideration related to unpriced contract modifications of $0.3 million (December 31, 2017 – $1.2 million).

As at December 31, 2018, we had $7.5 million of unresolved unpriced contract modifications on our balance sheet. This compares to $8.0 million of unresolved unpriced contract modifications recorded as at December 31, 2017. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.

Contingent Consideration

Under the terms of the purchase agreements for our two acquisitions the agreed upon purchase price was subject to normal closing adjustments. At this time, we continue to work through the reconciliation process on the purchase adjustments for the equipment fleet acquisition.

E. OUTLOOK

We have just completed the second year of a three-year growth plan that targeted a minimum 15% compound increase in revenue and Adjusted EBITDA over that period.◆ Our strategy to achieve the growth, organically and via acquisitions, is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Following on from 37% and 18% growth in revenue and Adjusted EBITDA respectively in 2017, we achieved a further 40% and 61% growth in the same two measures for 2018, as well as a meaningful improvement in profitability. We have also recently closed two important acquisitions that had only a marginal contribution to 2018 results but have the potential to provide a leap change in our financial results for 2019 and beyond.◆ We currently anticipate the 2019 improvement to be around 70% for revenue and 60% for Adjusted EBITDA which could propel our basic EPS to over $1.60.◆

Due to the magnitude of this improvement, we believe it is important to assist readers with an estimate of Adjusted EBITDA outcome proportionality by quarter during the year, which we presently assess as approximately 30%, 20%, 22% and 28%, respectively.◆ The main variables impacting this assessment, for the first half of the year, are the timing of spring break up and the pace that we can schedule maintenance and repairs for some of the acquired mine support assets. Also, the busiest quarters for the work linked to our stake in Nuna are typically in the second and third quarters and so this is completely counter-seasonal to oil sands operations. Additionally, for this assessment it is important to note that the term contracts we have in hand allow more even scheduling of work throughout the year for cost optimization purposes.

Our confidence in this positive outlook is underpinned by the fact that over 75% of the revenue will be derived from work linked to oil sands production, which has proved to be very resilient to oil price falls in recent years.◆ In addition, our backlog via term contracts now stands at over $1.2 billion, compared to less than $0.1 billion at this time last year.

Given the senior debt financing of over $250.0 million in 2018 for strategic growth acquisitions, our management will be focused on de-leveraging in the mid-term. Free cash flow (“FCF”) in 2018 of $60.7 million was generated from our highly utilized fleet while prudently maintaining it for the long-term. The 2019 FCF is expected to benefit from the projected uplifts in revenue and Adjusted EBITDA but we anticipate a one-time impact of onboarding of the newly acquired fleet to NACG standards.◆ We expect to reduce total debt by $150.0 million in 2019 to 2021 while maintaining our forward-looking posture of looking for strategic M&A opportunities as well as continuing to assess junior debt as an alternative to existing senior debt instruments.◆

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F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

Employees and Labour Relations

As at December 31, 2018, we had 160 salaried employees (2017 – 132 salaried employees) and approximately 1,570 hourly employees (2017 – 1,040 hourly employees) in our Western Canadian operations (excluding employees employed by the Nuna Group). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (December 31, 2017 – 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations normally ranges in size from 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors typically perform an estimated 7.0% to 10.0% of the work we undertake.

The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955, which ensures labour stability through to 2021.◆

Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association (“ARBHCA”), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., was ratified on April 11, 2018 and is in place until 2023.

We also have a collective agreement in place with the Construction and Allied Workers Union (“CLAC”), Local 68 for work carried out at the Highland Valley Copper Mine project located near Logan Lake, British Columbia, expiring in April 2020.

Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.◆

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G. RESOURCES AND SYSTEMS

CAPITAL STRATEGY

Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 31% of our voting common shares (since the start of our NCIB programs), funding growth opportunities through the issuing of Convertible Debentures and increasing the borrowing flexibility and capacity of our Credit Facility. Building on these prior year successes, we took the following actions in 2018:

•

To support our strategic priority and provide us sufficient flexibility to allow for the asset acquisition transaction on November 23, 2018, we entered into an upsized Credit Facility with our banking syndicate led by National Bank Financial. The Credit Facility is consistent with existing terms and maintains attractive rates.

¡

The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility).

¡	This facility matures on November 23, 2021, with an option to extend on an annual basis.

¡

The Credit Facility also allows for a capital lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowing of $20.0 million (an increase from the $5.0 million limit under the previous facility).

•

We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $49.4 million of new and used equipment through capital leases (including equipment financed through sale/leasebacks).

•

In November, 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada (“BDC”) for $19.9 million, which was drawn on to cover costs already incurred in relation to our recent acquisition of land and the related construction of our new Acheson, Alberta maintenance facility and corporate office.

¡	The BDC mortgage and security are structured as permitted exclusions from the security interests of the Credit Facility syndicate lenders and the Senior Debt, as defined in the Credit Facility.

•

As we strive to increase shareholder value per share, we completed normal course purchases and subsequent cancellations of almost 1.3 million voting common shares in the current year at an average price of $7.44 per share.

•

Continued to maintain voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans (which shares are classified as treasury shares on our balance sheet). Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.

¡	Our treasury share balance decreased by almost 0.5 million voting common shares to just over 2.1 million as at December 31, 2018.

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.

In 2018, we were able to leverage our debt structure to support the growth of our business through the acquisition of an interest in Nuna growth capital investments and the significant fleet acquisition. This was completed while continuing to drive benefits to shareholders through the continuation of our NCIB programs. We continue to take advantage of our Credit Facility to deal with working capital demands from the start-up of new projects and build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces. As a result of the financing of the fleet acquisition through our Credit Facility and the financing of the majority of our new maintenance facility through the BDC mortgage, our total debt is $384.3 million at December 31, 2018, compared to $139.0 million at December 31, 2017.

•

Our current year total debt borrowings consist of $192.0 million borrowed against our Credit Facility, $2.9 million borrowed against credit facilities related to investments in affiliates and joint ventures ($32.0 million on our Previous Credit Facility in 2017), $40.0 million in Convertible Debentures borrowings ($40.0 million in 2017), $19.9 million borrowings on our BDC mortgage and $86.6 million of capital lease borrowing ($67.0 million in 2017).

•	We ended the current year with $19.9 million in cash ($8.2 million at December 31, 2017).

For a complete discussion on these activities see “Credit Facility” and “Securities and Agreements” in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS

Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2018	2017	2018	2017
Cash provided by operating activities	36,911	5,336	109,371	49,745

Cash used by investing activities	(173,766)	(10,051)	(228,614)	(33,595)

Cash provided (used) by financing activities	156,133	2,190	130,565	(21,630)
Net decrease in cash	19,278	(2,525)	11,322	(5,480)

Operating activities

Cash (used) provided by the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
Net change in non-cash working capital	2018	2017	2018	2017
Accounts receivable	(11,585)	(3,111)	(22,359)	(7,148)
Contract assets	239	(6,163)	13,441	(5,607)
Inventories	1,284	(2,039)	(443)	(1,288)
Contract costs	(1,316)	—	(1,384)	—
Prepaid expenses and deposits	(842)	945	(1,513)	(283)
Accounts payable	15,586	(2,665)	17,665	5,640
Accrued liabilities	5,624	1,912	5,923	1,904

Contract liabilities	1,346	260	2,848	(247)
	$10,336	$(10,861)	$14,178	$(7,029)

During the three months ended December 31, 2018, cash provided by operating activities was $36.9 million, up from $5.3 million provided during the three months ended December 31, 2017. The increase in cash flow in the current period is primarily due to increased profitability complemented by $10.3 million in cash provided by a reduction in cash required to fund non-cash working capital during the quarter ($10.9 million used to fund a growth in non-cash working capital in the prior period). The earlier ramp of activity in the current quarter drove a typical increase in accounts receivable and unbilled revenue in the period while the growth in accounts payable and accrued liabilities in the period was driven by a higher volume of maintenance activities with settlement terms that extended beyond the end of the period.

During the year ended December 31, 2018, cash provided by operating activities was $109.4 million, up from $49.7 million provided during the year ended December 31, 2017. The increased cash from operations in the current period is a result of increased profitability complemented by $14.2 million in cash provided by a reduction in cash required to fund non-cash working capital during the year ($7.0 million in cash used to fund non-cash working capital growth in the prior year). The more consistent volumes of work through the year reduced the ramp up of activity in the fourth quarter of the current year resulting in a more consistent level of billing and collections from accounts receivable and contract assets in the period. The prior period ramp up of fourth quarter activity was more pronounced due to the lower third quarter activity resulting in a higher amount of cash used to fund the change in accounts receivable and contract assets, combined. The growth in accounts payable and accrued liabilities in the current period was driven by a higher volume of maintenance activities with settlement terms that extended beyond the end of the period.

There are currently no legal or economic restrictions on our subsidiaries that could impair the ability for us to pay dividends.

Investing activities

During the three months ended December 31, 2018, cash used for investing activities was $173.8 million, compared to $10.1 million in cash used for investing activities in the three months ended December 31, 2017. Investing activities for the three months ended December 31, 2018 included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, $20.6 million for the purchase of property, plant, equipment and intangible assets along with $0.1 million provided to the Dene North partnership as a long-term loan. This is partially offset by $29.8 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior year investing activities included $21.2 million for the purchase of property, plant, equipment and intangible assets, offset by $11.4 million cash received on the disposal of property, plant and equipment and assets held for sale. Current quarter proceeds included $11.2 million received from a

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financing arrangement for some of our heavy equipment fleet ($9.2 million included in proceeds for a similar arrangement in the prior period).

During the year ended December 31, 2018, cash used for investing activities was $228.6 million, compared to $33.6 million used by investing activities during the year ended December 31, 2017. Investing activities for the year ended December 31, 2018 included $151.2 million used for the acquisition of the fleet assets, $31.9 million used for the investment in an interest in Nuna, $81.5 million of cash used for property, plant, equipment and intangible asset purchases (including our new maintenance facility), $0.3 million provided to the Dene North partnership as a long-term loan. This was offset by cash inflows of $36.3 million from the disposal of property, plant and equipment and assets held for sale. Investing activities during the year ended December 31, 2017 included $53.9 million of property, plant, equipment and intangible asset purchases, offset by $22.4 million in proceeds for the disposal of property, plant and equipment and assets held for sale.

Current year proceeds included $20.3 million received from a financing arrangement for some of our heavy equipment fleet ($13.9 million included in proceeds for a similar arrangement in the prior period).

Financing activities

Cash provided in financing activities during the three months ended December 31, 2018, was $156.1 million driven by $202.4 million of net credit facility borrowing and $19.9 million borrowed under the BDC mortgage to partially finance the completed Acheson maintenance facility, partially offset by $8.1 million in capital lease obligation repayments. Cash provided in financing activities for the three months ended December 31, 2017 was $2.2 million, driven by $10.0 million in net repayments on the Previous Credit Facility and $7.3 million in capital lease obligation repayments.

For the year ended December 31, 2018, cash provided in financing activities was $130.6 million, which included $159.8 million of net credit facility borrowing, $19.9 million borrowed under the BDC mortgage to partially finance the completed Acheson maintenance facility, $32.1 million in capital lease obligation repayments, $9.5 million used for the purchase and subsequent cancellation of common shares, $5.1 million of treasury share purchases and $0.8 million in financing costs incurred from the amended Credit Facility. Cash used in financing activities during the year ended December 31, 2017 was $21.6 million, driven by $19.9 million of Credit Facility repayments, $29.2 million in capital lease obligation repayments, $15.0 million for the purchase and subsequent cancellation of common shares, $4.7 million of treasury share purchases and $3.0 million in financing costs incurred from the new Credit Facility and the Convertible Debentures.

LIQUIDITY

As at December 31, 2018, we had $8.7 million in cash and $107.1 million of unused borrowing availability on the Credit Facility, excluding our interest in partnership cash and credit facility capacity, for a total liquidity of $115.8 million (defined as cash, excluding interest in partnership cash plus available and unused Credit Facility borrowings, excluding interest in partnership credit facility capacity). This compared to our total liquidity of $115.4 million at December 31, 2017 ($8.2 million cash and $107.2 million available and unused Previous Credit Facility Revolver borrowing).

Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $150.0 million and our other borrowing is limited to $20.0 million compared to the capital lease borrowing limit of $100.0 million and other borrowing limit of $5.0 million under the terms of the Previous Credit Facility. As at December 31, 2018, we had $63.4 million in unused capital lease borrowing availability and $9.7 million in unused other borrowing availability under the terms of our Credit Facility compared to $33.0 million in unused capital lease borrowing availability at December 31, 2017 under the terms of our Previous Credit Facility. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2018	December 31, 2017
Cash(i)	$19,508	$8,186
Current working capital assets(i)
Accounts receivable	$82,399	$46,806
Contract assets	10,673	21,572
Inventories	13,391	4,754
Contract costs	2,308	422
Prepaid expenses and deposits	3,736	1,898
Assets held for sale	672	5,642
Current working capital liabilities(i)
Accounts payable	(63,460)	(35,191)
Accrued liabilities	(19,157)	(12,434)
Contract liabilities	(4,032)	(824)
Total net current working capital (excluding cash)	$26,530	$32,645
Intangible assets	2,916	938
Property, plant and equipment	528,157	278,648
Total assets	689,800	383,644
Total long-term financial liabilities(ii)(iii)	365,462	115,505

Capital lease obligations (including current portion)	86,568	66,969

Credit facilities (including current portion)(ii)	194,918	32,000

Convertible Debentures(ii)	39,976	40,000

Mortgage(ii)	19,900	—
Promissory notes(iv)	42,937	—
Total debt(i)(v)	384,299	138,969
Cash	(19,508)	(8,186)
Net debt(i)(v)	364,791	130,783

(i)	The current year data includes proportionately consolidated amounts of affiliates and joint ventures.

(ii)	Excludes deferred financing costs.

(iii)

Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(iv)	Promissory notes consist of vendor promissory notes and equipment promissory notes.

(v)	For a definition of total debt and net debt, see “Non-GAAP Financial Measures”.

The following table provides reconciling items for the year ended December 31, 2018 between the movement of working capital accounts in the Summary of Consolidated Financial Position table, above and the amounts shown in the “Net change in non-cash working capital” table in “Summary of Consolidated Cash Flow” in this MD&A:

(dollars in thousands)
Non-cash working capital exclusions:
Decrease in contract assets related to adoption of accounting standards	$(547)
Increase in inventory related to the purchase of heavy equipment fleet and related assets	4,268
Increase in other assets related to adoption of accounting standards	502
Decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	326
Decrease in accrued liabilities related to dividend payable	10
Non-cash working capital transactions related to investments in affiliates and joint ventures:
Increase in accounts receivable	13,234
Increase in contract assets	3,089
Increase in inventory	3,926
Increase in prepaid expenses	399
Increase in accounts payable	(10,604)
Increase in accrued liabilities	(1,136)
Increase in contract liabilities	(360)

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Current working capital fluctuations effect on liquidity

As at December 31, 2018, we had $1.5 million in trade receivables that were more than 30 days past due, up from $0.3 million as at December 31, 2017. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2018, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.0 million for the year ended December 31, 2017. For a more detailed discussion on claims revenue refer to “Unpriced Contract Modifications”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at December 31, 2018, holdbacks totaled $0.6 million, similar to the $0.6 million balance as at December 31, 2017. Holdbacks represent 0.7% of our total accounts receivable as at December 31, 2018 (1.2% as at December 31, 2017).

CAPITAL RESOURCES AND USE OF CASH

Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.◆

Property, Plant, Equipment and Intangible Asset Purchases

Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.

For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions

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are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as “single-life component” equipment.

With the increase to our fleet size, we anticipate that we will require between $45.0 million to $60.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $15.0 million to $25.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.◆ Our equipment fleet value is currently split among owned (64%), capital leased (28%) and rented equipment (8%).

Cash used for net capital expenditures (expenditures, net of proceeds) for the year ended December 31, 2018 was $45.2 million (December 31, 2017 – $31.4 million). The net cash used for capital expenditures for the period included $30.6 million in proceeds from finance arrangements with our leasing facility providers (December 31, 2017 – $20.3 million). We recorded an equivalent amount as a capital lease liability from these equipment financing transactions.

We used $31.9 million in cash ($42.8 million, net of cash acquired) for the acquisition of an interest in Nuna and $151.2 million in cash for the fleet acquisition. As part of the fleet acquisition we assumed $12.6 million in capital leases and promissory notes related to heavy equipment and entered into vendor promissory notes for the $32.6 million balance of the purchase price. We funded the cash used for both these acquisitions through our expanded and amended Credit Facility.

In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet capital investment requirements through capital leases and we continue to lease our motor vehicle fleet through our capital lease facilities. During the year ended December 31, 2018, excluding capital lease additions arising related to the purchase of the heavy equipment fleet, we acquired $20.1 million of equipment through capital leases (December 31, 2017 – $14.0 million).

Our combined capital investment (excluding acquisitions) for the year ended December 31, 2018, both funded by cash or financed through capital leases, included $39.7 million in growth capital investments with the balance supporting our sustaining capital investment requirements (December 31, 2017 – $25.9 million in growth capital investments). The growth capital investment in the current year primarily reflects our investment in the construction of our new maintenance and office facility just outside Edmonton, Alberta coupled with the continued strategic acquisition of used equipment. Included as an offset in the net growth capital expenditures is the benefit from $3.7 million received as proceeds for the final settlement of a land sale related to the 2017 original land purchase for the construction of our new maintenance facility.

We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2019, we intend to limit our annual sustaining capital expenditures to approximately $75.0 million to $85.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements, but also factoring in the one-time cost of upgrading the acquired fleet. We believe that our annual growth capital expenditures could range from $15.0 million to $25.0 million, to support our anticipated growth in revenue. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements.◆

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Free Cash Flow

Free cash flow is a non-GAAP measure (see “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A). Below is our reconciliation from the Consolidated Statement of Cash Flows (“Cash provided by operating activities” and “Cash used in investing activities”) to our definition of free cash flow.

	Year ended, December 31,

(dollars in thousands)	2018	2017

Cash provided by operating activities	$109,371	$49,745
Cash used in investing activities	(228,614)	(33,595)
Capital additions financed by leases	(20,145)	(14,033)
Add back:
Growth capital additions (cash)	39,666	25,946
Growth capital additions (financed by leases)	6,612	11,609
Fleet acquisition	151,180	—
Investment in affiliates and joint ventures, net of cash acquired	31,911	—
Subtract:
Proceeds from equipment sale / leasebacks	(29,295)	(20,697)

Free cash flow(i)	$60,686	$18,975

(i)

See “Non-GAAP Financial Measures”.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt; capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments as early repayment is possible resulting in lower interest payments (Credit Facility, Convertible Debentures and mortgage) or interest is not defined in the contract (equipment and building operating leases and supplier contracts), unless otherwise noted, as of December 31, 2018:

	Payments due by fiscal year
(dollars in thousands)	Total	2019	2020	2021	2022	2023 and thereafter

Credit Facility(i)	192,000	—	—	192,000	—	—
Nuna Credit Facility	2,918	1,167	1,113	638	—	—
Capital leases (including interest)	90,773	33,886	23,843	15,115	11,621	6,308
Convertible Debentures(ii)	39,976	—	—	—	—	39,976
Mortgage(iii)	19,900	386	441	463	486	18,124
Promissory notes(iv) (including interest)	45,146	30,092	15,054	—	—	—
Building and land operating leases(v)	12,981	1,022	1,132	1,158	1,132	8,537
Supplier contracts	16,912	16,912	—	—	—	—
Total contractual obligations	$420,606	$83,465	$41,583	$209,374	$13,239	$72,945

(i)

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.

(ii)

The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.

(iii)

The mortgage bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in the Company’s maintenance facility and head office complex in Acheson, Alberta.

(iv)	Promissory notes include vendor promissory notes and equipment promissory notes.

(v)	Building and land operating leases are net of receivables on subleases of $18,961 (2019 – $4,494; 2020 – $4,553; 2021 – $4,573; 2022 – $3,610; 2023 and thereafter – $1,731).

Our total contractual obligations of $420.6 million as at December 31, 2018 have increased from $180.9 million as at December 31, 2017 primarily as a result of a $160.0 million increase in borrowing in our credit facilities, the mortgage $19.9 million, the addition of promissory notes for $45.1 million and the increase in supplier contract commitments due to increased fleet counts.

For a discussion on the Credit Facility see “Credit Facility” below and for a more detailed discussion of our Convertible Debentures, see “Description of Securities and Agreements – Convertible Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

New Credit Facility

On November 23, 2018, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows increased borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility increased the permitted capital lease debt to a limit of $150.0 million. The Credit Facility increased permitted other debt outstanding to a limit of $20.0 million.

Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than or equal to 4.0:1 with a step down to less than or equal to 3:50:1 at Q3 2019, and less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt to our trailing 12-month Bank EBITDA less NACG Acheson Ltd. rental revenue; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Bank EBITDA less cash taxes to Fixed Charges.

Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at December 31, 2018, we were in compliance with the Credit Facility covenants.

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Bank EBITDA is reduced dollar-for-dollar by the fair market rent paid to the wholly-owned subsidiary that owns our new maintenance facility, NACG Acheson Ltd.

“Senior Debt” is defined under the Credit Facility as debt, capital leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs and the mortgage related to NACG Acheson Ltd. This is used in the Senior Debt to trailing 12-month Bank EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.

“Fixed Charges”, is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•

The term “unfunded” is defined as requiring borrowings from the Credit Facility or the issuance of shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term “unfinanced” is defined as expenditures.

Borrowing activity under the Credit Facility

As at December 31, 2018, there was $192.0 million borrowed against the Credit Facility along with $0.9 million in issued letters of credit under the Credit Facility (December 31, 2017 – $32.0 million and $0.8 million, respectively) and the unused borrowing availability was $107.1 million (December 31, 2017 – $107.2 million).

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

On August 14, 2017, we commenced a Normal Course Issuer Bid (“NCIB”), which authorized us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). As at December 31, 2018, we have used almost $9.5 million in cash to purchase and

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subsequently cancel a total of 1,142,762 common shares during 2018, at an average price of $7.44 per share. This NCIB expired on August 13, 2018. The NCIB reduced our net outstanding common share balance to 25,004,205 as at December 31, 2018. This outstanding balance is net of the 2,084,611 common shares classified as treasury shares as at December 31, 2018 (we used $5.1 million in cash for the purchase of treasury shares in 2018).

On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 22, 2019, there were 27,120,816 voting common shares outstanding, which included 2,087,840 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,088,816 common shares, including 2,084,611 common shares classified as treasury shares at December 31, 2018). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2018, there were an aggregate of 565,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 565,600 common voting shares.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Convertible Debentures

On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.

The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

For the three months and year ended December 31, 2018, 2,211 common shares were issued for the conversion of Convertible Debentures as a result of the share price exceeding the $10.85 per common share conversion price.

The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.

If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Debt Ratings

On October 3, 2018, S&P Global Ratings (“S&P”) changed our company outlook from “stable” to “positive” while affirming our “B” long-term corporate credit rating. S&P changed the outlook to reflect the view that the recently announced acquisitions could result in positive rating action once these acquisitions are fully integrated and generate the estimated stronger operating cash flow and margins. S&P further confirmed that the financial risk profile could be raised to a “B+” if at least two full quarters of combined operations are in line with the enhanced estimates of operating and credit metric forecasts for 2019 and 2020.

Related Parties

On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

For the three months and year ended December 31, 2018, we received $79 and $315, respectively, in this related party transaction since the director’s appointment.

Nuna:

Since the acquisition of Nuna on November 1, 2018, we entered into related-party transactions through a number of affiliates and joint ventures as described in “Note 5(a) – Investment in affiliates and joint ventures” of our audited

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financial statements and notes that follow for the year ended December 31, 2018. These transactions involve providing or receiving services entered into in the normal course of business.

The following table provides the total dollar amount for income statement transactions that have been entered into with related parties during the year ended December 31, 2018:

	Revenue	Management fee revenue	Interest revenue	Distributions	Rent expense

NL Partnership	41	(7)	12	—	—
Affiliates	636	352	56	(102)	38

Revenue generated from the joint ventures and affiliates are related to the heavy constructions and mining services. We receive management fees and distributions from our investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. Interest revenue transactions are generated from the working capital funding provided by us over projects with the joint ventures and affiliates. The rent expense is related to the lease of premises from a shareholder of an affiliate. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.

The following table provides the balance sheet balances with related parties as at December 31, 2018:

	Accounts receivable	Accounts payable and accrued liabilities

NL Partnership	2,355	—
Affiliates	719	13

Accounts receivables and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from Met/Nuna Joint Venture, Nuna East Ltd. and Nuna Pang Contracting Ltd. bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Executive Vice President and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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As of December 31, 2018, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2018.

Accounting Pronouncements

Accounting pronouncements recently adopted

•	Revenue from Contracts with Customers

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In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018 using the modified cumulative effect retrospective method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under the previous revenue standard.

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We applied Topic 606 to contracts that were not completed at the time of transition. We also elected to use the contract modification practical expedient to not separately evaluate the effects of each contract modification before the period of adoption of Topic 606.

•	Statement of Cash Flows

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In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Stock-Based Compensation

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In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Definition of a business

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In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805). This accounting standard update clarifies the definition of a business and provides a screening test to determine when and integrated set of assets and activities is not considered a business and, thus, is accounted for an asset acquisition as opposed to a business combination. This standard was adopted during the year ended December 31, 2018. Our two acquisitions within the current year were determined to be asset acquisitions.

Issued accounting pronouncements not yet adopted

•	Leases

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In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Fair Value Measurement

¡	In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.

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This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Internal Use Software

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In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Related Party Guidance for Variable Interest Entities

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In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Collaborative Arrangements

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In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This ASU will be effective January 1, 2020. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the “Recent accounting pronouncements” section of our Consolidated Financial Statements for the year ended December 31, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

•

assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	determination of whether an acquisition meets the definition of a business combination;

•	fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	evaluation of whether we consolidate entities in which we have a controlling financial interest based on either a VIE or voting interest model;

•	assumptions used in periodic impairment testing; and

•

estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of property, plant, equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Definition of a business

•	Equity method investments

2018 Management’s Discussion and Analysis	33

NOA

•	Acquisitions

•	Impairment of long-lived assets

•	Property, plant and equipment

•	Intangible assets

•	Allowance for doubtful accounts receivable

•	Income taxes

•	Financial instruments

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective” “plan”, “position”, “projection”, “should”, “strategy”, “target”, “would” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that our new maintenance facility will generate cash payback on the investment within approximately 5 years.

•	Our expectation that $313.5 million of our anticipated backlog will be performed over the balance of 2019.

•	Our expectation that we will be able to achieve our objective of a minimum 15% compound growth in revenue and Adjusted EBITDA over the period of our three-year organic growth plan.

•	Our belief that the recent equipment fleet and Nuna acquisitions have the potential to provide a leap change in our financial results for 2019 and beyond.

•	Our anticipation of an improved in 2019 of around 70% of revenue and 60% for Adjusted EBITDA and the belief that such improvements could propel our basic EPS to over $1.60.

•	Our anticipation that revenue and Adjusted EBITDA improvements in 2019 will be approximately 30% in Q1, 20% in Q2, 22% in Q3 and 28% in Q4.

•	Our expectation that over 75% of our 2019 revenue will derived from work linked to oil sands production.

•	Our expectation that free cash flow will benefit from projected uplifts in revenue and Adjusted EBITDA.

•	Our anticipation that we will incur a one-time impact of onboarding of the newly acquired fleet to NACG standards.

•	Our expectation that we will be able to reduce total debt by $150.0 million in 2019 to 2021.

•

Our belief that our mining “overburden” collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955 will ensure labour stability through to 2021, being the term of the agreement.

•	Our expectation that we will not experience a strike or lockout.

34	2018 Management’s Discussion and Analysis

NOA

•

Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•

Our belief that our equipment ownership strategy will continue to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that oil prices remain stable and do not drop significantly in 2019;

•	that the Canadian dollar does not significantly appreciate in 2019;

•	that oil sands production continues to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•

continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	that we are able to maintain our expenses at current levels in proportion to our revenue;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers’ ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•

our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

2018 Management’s Discussion and Analysis	35

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•	our relationships with the unions representing certain of our employees continues to be positive; and

•	that the newly acquired equipment fleet will require expenditures to bring it up to NACG standards;

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Business Risk Factors

•

Our success is highly reliant on a robust Canadian energy industry and continued capital investment If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline or railway capacity to transport production to major markets.

•

Significant reductions in our customer’s required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•

Certain of our revenues are derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•

Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers.

•

Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations.

•

We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•

While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes; limit our ability to use operating cash flow in

36	2018 Management’s Discussion and Analysis

NOA

other areas of our business as such funds are instead used to service debt; limit our ability to post surety bonds required by some of our customers; place us at a competitive disadvantage compared to competitors with less debt; increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

•

Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations.

•

The success of our business depends on our ability to attract and retain skilled labour. There can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•

There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•

Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst case scenario, result in project losses.

•

A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease.

•

Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that the Company will be successful in identifying, recruiting or retaining such personnel.

•	There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin.

•

If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment.

•

There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•

Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.

•

We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates.

•

Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. See above under “Internal Systems and Processes” for further details.

•

The Company utilizes information technology systems for some of the management and operation of its business and is subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of the Company’s information technology systems

2018 Management’s Discussion and Analysis	37

NOA

by external or internal sources. Although the Company has policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of its security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to the Company’s business activities.

For further information on the above risks, please refer to the “Forward-Looking Information, Assumptions and Risk Factors – Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

I. GENERAL MATTERS

Additional Information

Our corporate office was recently re-located to 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8. Our corporate head office telephone and facsimile numbers remain unchanged and are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 25, 2019, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

38	2018 Management’s Discussion and Analysis

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2018. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2018, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2018 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Martin Ferron	Jason Veenstra
Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 25, 2019	February 25, 2019

2018 Consolidated Financial Statements	39

KPMG LLP
2200, 10175 - 101 Street
Edmonton, AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd.’s (the “Company’s”) internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 25, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail,

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

40	2018 Consolidated Financial Statements

accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Edmonton, Canada

February 25, 2019

2018 Consolidated Financial Statements	41

KPMG LLP
2200, 10175 – 101 Street
Edmonton, AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 1998.

Edmonton, Canada

February 25, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

42	2018 Consolidated Financial Statements

NOA

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2018	2017
Assets
Current assets
Cash	$19,508	$8,186
Accounts receivable, net (notes 6 and 19(c))	82,399	46,806
Contract assets (note 19(c))	10,673	21,572
Inventories	13,391	4,754
Prepaid expenses and deposits (note 7)	3,736	1,898
Assets held for sale (notes 8 and 16(a))	672	5,642

	130,379	88,858
Property, plant and equipment, net of accumulated depreciation $248,885 (2017 – $220,320) (note 9)	528,157	278,648
Other assets (note 10)	10,204	5,599
Investments in affiliates and joint ventures (note 13(a))	11,788	—
Deferred tax assets (note 11)	9,272	10,539

Total Assets	$689,800	$383,644

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$63,460	$35,191
Accrued liabilities (note 12)	19,157	12,434
Contract liabilities (note 19(c))	4,032	824
Current portion of long term debt (note 14(a))	29,996	—
Current portion of capital lease obligations (note 15)	32,250	29,136

	148,895	77,585
Long term debt (note 14(a))	265,962	70,065
Capital lease obligations (note 15)	54,318	37,833
Other long term obligations (note 17(a))	25,623	14,080
Deferred tax liabilities (note 11)	44,787	38,157

	539,585	237,720

Shareholders’ Equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2018 – 27,088,816 (December 31, 2017 – 28,070,150)) (note 18(a))	221,773	231,020
Treasury shares (December 31, 2018 – 2,084,611 (December 31, 2017 – 2,617,926)) (note 18(a))	(11,702)	(12,350)
Additional paid-in capital	53,567	54,416
Deficit	(113,917)	(127,162)

Shareholders’ equity attributable to common shareholders	149,721	145,924
Noncontrolling interest (note 13(a))	494	—

	150,215	145,924

Total Liabilities and Equity	$689,800	$383,644

Commitments (note 20)
Contingencies (note 27)

Approved on behalf of the Board

/s/ Martin R. Ferron Martin R. Ferron, Chairman of the Board	/s/ Bryan D. Pinney Bryan D. Pinney, Lead Director

See accompanying notes to consolidated financial statements.

2018 Consolidated Financial Statements	43

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Consolidated Statements of Operations and

Comprehensive Income

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2018	2017
Revenue (note 19)	$410,061	$292,557
Project costs	152,943	116,346
Equipment costs	129,692	91,829
Depreciation	58,350	44,735

Gross profit	69,076	39,647
General and administrative expenses	37,110	25,299
Loss on sublease (note 17(e))	1,732	—
Loss on disposal of property, plant and equipment	111	189
Gain on disposal of assets held for sale (note 8)	(269)	(166)
Amortization of intangible assets (note 10(b))	412	918

Operating income before the undernoted	29,980	13,407
Interest expense, net (note 21)	8,584	6,943
Equity earnings in affiliates and joint ventures (note 13(a))	(60)	—
Foreign exchange loss (gain)	39	(4)

Income before income taxes	21,417	6,468
Deferred income tax expense (note 11)	6,096	1,204

Net income and comprehensive income	15,321	5,264
Net income attributable to noncontrolling interest (note 13(a))	(35)	—

Net income and comprehensive income available to shareholders	$15,286	$5,264

Per share information
Net income – basic (note 18(b))	$0.61	$0.20
Net income – diluted (note 18(b))	$0.54	$0.18

See accompanying notes to consolidated financial statements.

44	2018 Consolidated Financial Statements

NOA

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders’ equity attributable to common shareholders	Noncontrolling interest	Total equity
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954	$—	$158,954
Net income and comprehensive income	—	—	—	5,264	5,264	—	5,264
Exercised options (note 22(b))	960	—	(385)	—	575	—	575
Stock-based compensation (note 22)	—	1,642	1,283	—	2,925	—	2,925
Dividends (note 18(d)) ($0.08 per share)	—	—		(2,126)	(2,126)	—	(2,126)
Share purchase programs (note 18(c))	(22,573)	—	7,603	—	(14,970)	—	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	—	(4,698)	—	—	(4,698)	—	(4,698)

Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of accounting standards (note 3(a))	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income	—	—	—	15,286	15,286	35	15,321
Exercised options (note 22(b))	1,704	—	(681)	—	1,023	—	1,023
Stock-based compensation (note 22)	—	5,720	(1,603)	—	4,117	—	4,117
Dividends (note 18(d)) ($0.08 per share)	—	—		(1,996)	(1,996)	—	(1,996)
Share purchase programs (note 18(c))	(10,975)	—	1,435	—	(9,540)	—	(9,540)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	—	(5,072)	—	—	(5,072)	—	(5,072)
Conversion of Convertible Debentures (note 14(c))	24	—	—	—	24	—	24
Noncontrolling interest acquired in affiliates and joint ventures	—	—	—	—	—	459	459

Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2018	2017
Cash provided by (used in):
Operating activities:
Net income and comprehensive income	$15,321	$5,264
Adjustments to reconcile to net cash from operating activities:
Depreciation	58,350	44,735
Amortization of intangible assets (note 10(b))	412	918
Lease inducement received (note 17(b))	1,412	—
Amortization of deferred financing costs (notes 10(c), 14(e) and 21)	539	797
Loss on sublease (note 17(e))	1,732	—
Loss on disposal of property, plant and equipment	111	189
Gain on disposal of assets held for sale (note 8)	(269)	(166)
Stock-based compensation expense (note 22(a))	11,532	3,995
Cash settlement of stock-based compensation (note 22(e))	—	(343)
Equity earnings in affiliates and joint ventures (note 13(a))	(60)	—
Other adjustments to cash from operating activities	17	181
Deferred income tax expense (note 11)	6,096	1,204
Net changes in non-cash working capital (note 23(b))	14,178	(7,029)

	109,371	49,745

Investing activities:
Acquisition of heavy construction fleet and related assets (note 5(b))	(151,180)	—
Investment in affiliates and joint ventures, net of cash acquired (note 5(a))	(31,911)	—
Investment in DNSS Partnership (note 13(b))	—	(1,177)
Purchase of property, plant and equipment	(81,078)	(53,813)
Additions to intangible assets (note 10(b))	(380)	(66)
Proceeds on disposal of property, plant and equipment	30,982	20,790
Proceeds on disposal of assets held for sale	5,292	1,640
Additions to other long term receivable (note 10)	(619)	—
Net repayment of (advances to) DNSS Partnership loan (notes 10(a) and 13(b))	280	(969)

	(228,614)	(33,595)

Financing activities:
Repayment of credit facilities	(88,209)	(19,941)
Increase in credit facilities	248,000	11,732
Issuance of Convertible Debentures (note 14(c))	—	40,000
Mortgage proceeds (note 14(d))	19,900	—
Financing costs (notes 10(c) and note 14(e))	(848)	(2,982)
Repayment of capital lease obligations	(32,142)	(29,161)
Repayment of equipment promissory notes	(541)	—
Proceeds from options exercised (note 22(b))	1,023	575
Dividend payments (note 18(d))	(2,006)	(2,185)
Share purchase programs (note 18(c))	(9,540)	(14,970)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 18(a))	(5,072)	(4,698)

	130,565	(21,630)

Increase (decrease) in cash	11,322	(5,480)
Cash, beginning of year	8,186	13,666

Cash, end of year	$19,508	$8,186

Supplemental cash flow information (note 23(a))

See accompanying notes to consolidated financial statements.

46	2018 Consolidated Financial Statements

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Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. (“NACG” or the “Company”), which prior to a name change registration on April 11, 2018 was known as “North American Energy Partners Inc.”, was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in Western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries and via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.

The Company consolidates variable interest entities (“VIE”s) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to noncontrolling interests.

The consolidated financial statements include the accounts of VIEs for which the Company is the primary beneficiary. A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity. Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE entity that could potentially be significant to the VIE. Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. The Company assesses all variable interests in the entity and uses its judgment when determining if it is the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE.

Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying consolidated balance sheet. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.

For certain investments in the construction industry where the Company retains an undivided interest in assets and liabilities, the Company records its proportionate share of assets, liabilities, revenues and expenses. If an entity is determined to not be a VIE, the voting interest entity model will be applied.

Further discussion of the Company’s investments is included in “note 13 – investments in affiliates and joint ventures”.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the

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reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company consolidates entities in which it has a controlling financial interest based on either a VIE or voting interest model;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company’s revenue source falls into one of two categories: construction services or operations support.

Construction services are related to mine development or expansion projects and are generally funded from customers’ capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint.

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The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company’s contracts with defined scope include a significant integration service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.

The Company’s performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to cost calculation.

The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on forecasted jobs where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally,

50	2018 Consolidated Financial Statements

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this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.

h) Remaining performance obligations

Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company’s long term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 19(e)).

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.

j) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

k) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of spare tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted average method.

l) Property, plant and equipment

Property, plant and equipment are recorded at cost. The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue.

Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Units of production	3,000 – 120,000 hours
Major component parts in use	Units of production	3,000 – 50,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	5 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

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The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate

Internal-use software	Straight-line	4 years
Customer contracts	Straight-line	1 – 2 years
Favourable land lease	Straight-line	27 years
Assembled workforce	Straight-line	5 years
Partnership relationship	Straight-line	5 years
Brand	Straight-line	5 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

52	2018 Consolidated Financial Statements

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Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties. In the absence of observable market transactions, the fair value of the liability is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

r) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations.

t) Stock-based compensation

The Company has a Share Option Plan which is described in note 22(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

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NOA

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 22(c). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 22(d). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 22(e). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the thirty trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, based on historical experience. Forfeitures are estimated at the time of grant and revised, in subsequent periods if actual forfeitures differ from those estimates.

u) Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year (see note 18(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of equity settled stock options, if dilutive. The number of additional shares determined using the treasury stock method is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year. The if-converted method increases the diluted weighted average shares outstanding to include additional shares from the assumed conversion of convertible debentures, if dilutive. The number of additional shares is calculated by assuming the dilutive convertible shares would be outstanding for the entire period, or at the date of issuance, if later. If the convertible debentures are dilutive, the after tax interest expense related to the convertible debentures for the entire period, or from the date of issuance if later, is added back to the net income.

54	2018 Consolidated Financial Statements

NOA

v) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

w) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the issuance of the Convertible Debentures and the Previous Term Loans are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to the Revolver, and the Previous Revolver, are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

x) Equity method investments

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in affiliates and joint ventures are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.

The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date.

The Consolidated Statement of Operations and Comprehensive Income reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the consolidated statement of operations and comprehensive income outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate or joint venture.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within ‘Equity earnings in associates and joint ventures’ in the consolidated statement of operations and comprehensive income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

3. Accounting pronouncements recently adopted

a) Revenue from contracts with customers

The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The Company used the modified cumulative effect retrospective transition method by recognizing the cumulative effect as an adjustment to the opening balance of equity at January 1, 2018. The Company applied Topic 606 to contracts that were not completed at the time of transition and elected to not separately evaluate the effects of each contract modification prior to the date of adoption. Therefore, comparative financial information has not been adjusted and continues to be reported under the prior standard.

2018 Consolidated Financial Statements	55

NOA

The main impact of the application of this new standard reflected through the adjustment to the opening balance of equity at January 1, 2018 relates to the change in the treatment of mobilization costs which were previously considered a component of the contract. Mobilization costs are now considered a cost to fulfill the contract and not part of the performance obligation. This resulted in a reversal in the amount of cumulative revenue recognized, which was offset by associated amortization expense. The net impact to opening deficit as at January 1, 2018 is $45. Other adjustments include a reclassification of unconditional rights to consideration between contract assets and accounts receivable due to a change in presentation requirements for contract balances.

The following table summarizes the effects of adopting the new revenue standard on the Company’s consolidated balance sheets at December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Assets
Current assets
Accounts receivable, net (notes 6 and 19(c))	$ 82,399	$ (9,809)	$72,590
Contract assets (note 19(c))	10,673	(10,673)	—
Unbilled revenue	—	22,421	22,421

	130,379	1,939	132,318
Other assets (note 10)	10,204	(1,636)	8,568
Investments in affiliates and joint ventures (note 13(a))	11,788	168	11,956

	$ 689,800	$ 471	$690,271

Liabilities and Shareholders’ Equity
Current liabilities
Contract liabilities	$ 4,032	$ (4,032)	$—
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	4,032	4,032

	148,895	—	148,895
Deferred tax liabilities (note 11)	44,787	127	44,914

	$ 539,585	$ 127	$539,712

Shareholders’ Equity
Deficit	(113,917)	344	(113,573)

	$ 149,721	$ 344	$150,065

Total Liabilities and Equity	$ 689,800	$ 471	$690,271

Amounts previously classified as unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts are now classified as contract assets and contract liabilities, respectively. For consistency, these new classifications have been applied to amounts in comparative prior periods on the consolidated balance sheets and within the notes that follow.

56	2018 Consolidated Financial Statements

NOA

The following table summarizes the effects of adopting the new revenue standard on the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606

Revenue (note 19)	$410,061	$ 1,940	$412,001
Project costs	152,943	1,637	154,580

Gross profit	$69,076	$ 303	$69,379

Operating income before the undernoted	$29,980	$ 303	$30,283

Equity earnings in affiliates and joint ventures (note 13(a))	(60)	(168)	(228)

Income before income taxes	$21,417	$ 471	$21,888

Deferred income tax expense (note 11)	6,096	127	6,223

Net income and comprehensive income	$15,321	$ 344	$15,665

The following table summarizes the effects of adopting the new revenue standard on the Company’s consolidated statements of cash flows for the year ended December 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606

Cash provided by (used in):
Operating activities:
Net income and comprehensive income	$15,321	$344	$15,665
Deferred income tax expense (note 11)	6,096	127	6,223
Net changes in non-cash working capital (note 23(b))	14,178	(471)	13,707

	109,371	—	109,371

Decrease in cash	$11,322	$—	$11,322

b) Statement of cash flows

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company’s consolidated financial statements.

c) Stock-based compensation

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company’s consolidated financial statements.

d) Definition of a business

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805). This accounting standard update clarifies the definition of a business and provides a screening test to determine when an integrated set of assets and activities is not considered a business and, thus, is accounted for as an asset acquisition as opposed to a business combination. The screening test requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not considered a business. This standard was adopted during the year ended December 31, 2018. As discussed in note 5, the Company’s two acquisitions were both determined to be asset acquisitions.

2018 Consolidated Financial Statements	57

NOA

4) Recent accounting pronouncements not yet adopted

a) Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and subsequently issued several related ASUs to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under the new revenue standard. The new lease standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.

The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The new standard will result in recognition of right-of-use assets and liabilities on the consolidated balance sheets. The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and has analyzed individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company is quantifying the impact on transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.

b) Fair value measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

c) Internal-use software

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

d) Related party guidance for variable interest entities

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

e) Collaborative arrangements

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This accounting standard update was issued to clarify which transactions should be accounted for as revenue under Topic 606, and additional guidance added to Topic 808 to further align with Topic 606. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.

5. Acquisitions

a) Investments in affiliates and joint ventures

On November 1, 2018, the Company acquired the outstanding shares of a privately held entity with ownership interests in a group of civil construction and mining entities based in Edmonton, Alberta (collectively referred to as

58	2018 Consolidated Financial Statements

NOA

“Nuna”) for cash consideration of $41.5 million plus acquisition costs of $1.3 million. Nuna includes the following interests in Canadian corporations and partnerships:

•	Nuna East Ltd. (37.25%)

•	Nuna Pang Contracting Ltd. (37.25%)
•	Nuna West Mining Ltd. (49%)

•	Nuna Logistics Partnership (49%) (“NL Partnership”)

The NL Partnership also holds investments in various other joint ventures and Canadian corporations. The majority of Nuna’s operations occur within NL Partnership, in which the Company acquired a 49% ownership interest. The majority 51% ownership interest in NL Partnership is held by the Kitikmeot Corporation, a wholly-owned business entity of the Kitikmeot Inuit Association.

The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.

The Company accounted for the transaction as an asset acquisition. The purchase price at the date of acquisition is allocated to net assets acquired as follows:

Assets
Cash	$10,939
Accounts receivable, net	13,234
Contract assets	3,089
Inventories	3,926
Prepaid expenses and deposits	304

31,492
Property, plant and equipment	15,962
Other assets	1,375
Investment in affiliates and joint ventures	11,728

Total Assets	60,557

Liabilities
Accounts payable	10,604
Accrued liabilities	1,136
Contract liabilities	360

12,100
Long term debt (including current portion)	3,127
Capital lease obligation (including current portion)	542
Deferred tax liabilities	1,938

Total Liabilities	17,707

Net assets acquired	$42,850

b) Heavy construction fleet and related assets

On November 23, 2018, the Company acquired a heavy construction equipment fleet and related assets for $198.0 million from a vendor. The transaction involved the purchase of the vendor’s fleet of heavy earth-moving assets, together with support equipment, maintenance facilities, land and the vendor’s interest in assigned contracts. The purchase was fully financed at closing through an increased and extended credit facility with the Company’s existing lenders, led by National Bank Financial Inc. Under the asset purchase agreement, the final purchase price is subject to closing adjustments, including a price adjustment tied to the final net book value of the purchased assets. The purchase agreement included an initial cash payment upon closing of $150.8 million and the assumption of $12.6 million in capital leases and equipment-related promissory notes from the seller. The unpaid balance of the purchase price has been recorded at fair value within promissory notes and will be paid in three installments, six, twelve and eighteen months from the closing date. The installments will be accreted using the effective interest method. Any adjustments to the final purchase price will be undertaken in accordance with the terms of the purchase sale agreement.

The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs

2018 Consolidated Financial Statements	59

NOA

after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.

The purchase price was primarily allocated to heavy equipment, land and building and inventory. Intangible assets were recognized with respect to favorable interest rates on the capital leases and promissory notes assumed, as well as an interest in the Mikisew North American Limited Partnership (“MNALP”). Transaction costs of $0.4 million associated with the acquisition were capitalized.

6. Accounts receivable

	December 31, 2018	December 31, 2017
Trade	$67,913	$45,158
Holdbacks	558	558
Accrued trade receivables	9,807	—

Contract receivables (note 19(c))	$78,278	$45,716
Other	4,121	1,090

	$82,399	$46,806

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

7. Prepaid expenses and deposits

	December 31, 2018	December 31, 2017
Prepaid insurance and deposits	$1,149	$844
Prepaid interest payments	826	85
Current portion of prepaid lease payments	1,761	969

	$3,736	$1,898

The long term portion of prepaid lease payments is recorded in other assets (note 10(a)).

8. Assets held for sale

At December 31, 2018, the Company classified $672 of property, plant and equipment as “Assets held for sale” on the Consolidated Balance Sheets (2017 – $5,642). During the year ended December 31, 2018, impairment of assets held for sale amounting to $1,734 has been included in depreciation expense in the Consolidated Statements of Operations (2017 – $1,621). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell.

60	2018 Consolidated Financial Statements

NOA

9. Property, plant and equipment

December 31, 2018	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$ 346,071	$ 78,296	$ 267,775
Major component parts in use	143,032	66,019	77,013
Other equipment	33,824	21,711	12,113
Licensed motor vehicles	19,745	15,618	4,127
Office and computer equipment	8,972	6,450	2,522
Land	11,095	—	11,095
Buildings	31,425	6,265	25,160
Leasehold improvements	2,875	1,053	1,822

	597,039	195,412	401,627

Assets under capital lease
Heavy equipment	110,759	35,376	75,383
Major component parts in use	64,602	16,964	47,638
Other equipment	772	17	755
Licensed motor vehicles	3,822	1,087	2,735
Office and computer equipment	23	23	—
Buildings	25	6	19

	180,003	53,473	126,530

Total property, plant and equipment	$ 777,042	$ 248,885	$ 528,157

December 31, 2017	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$ 196,045	$ 77,726	$ 118,319
Major component parts in use	72,448	45,694	26,754
Other equipment	31,923	18,400	13,523
Licensed motor vehicles	18,298	14,888	3,410
Office and computer equipment	10,157	9,468	689
Land	7,168	—	7,168
Buildings	2,547	2,482	65

	338,586	168,658	169,928

Assets under capital lease
Heavy equipment	69,657	28,613	41,044
Major component parts in use	85,015	21,247	63,768
Other equipment	558	543	15
Licensed motor vehicles	5,129	1,242	3,887
Office and computer equipment	23	17	6

	160,382	51,662	108,720

Total property, plant and equipment	$ 498,968	$ 220,320	$ 278,648

During the year ended December 31, 2018, additions to property, plant and equipment by means of capital leases were $21,904 (2017 – $14,033). During the year ended December 31, 2018, the Company completed sale-leaseback transactions of $29,295 (2017 – $20,697). Deferred gains on sale-leaseback transactions are included in other long term obligations and are amortized over the expected life of the equipment (note 17(d)). Depreciation of equipment under capital lease of $25,995 (2017 – $19,483) was included in depreciation expense in the current year.

2018 Consolidated Financial Statements	61

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10. Other assets

a) Other assets are as follows:

	December 31, 2018	December 31, 2017

Long term prepaid lease payments	$1,853	$1,779
Other long term receivable	619	—
Intangible assets (note 10(b))	2,916	938
Deferred financing costs (note 10(c))	1,178	707
Deferred lease inducement asset (note 10(d))	641	784
Loan to DNSS Partnership (note 13(b))	689	969
Contract costs (note 19(f))	2,308	422

	$10,204	$5,599

b) Intangible assets

December 31, 2018	Cost	Accumulated amortization	Net book value
Internal-use software	$ 11,925	$11,019	$906
Other intangible assets	2,010	—	2,010

	$ 13,935	$11,019	$2,916

December 31, 2017	Cost	Accumulated amortization	Net book value
Internal-use software	$ 18,188	$17,250	$938

During the year ended December 31, 2018, fully amortized internal-use software with a cost of $6,643 was disposed. Amortization of intangible assets for the year ended December 31, 2018 was $412 (2017 – $918). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2019	$734
2020	664
2021	470
2022	439
2023 and thereafter	609

$2,916

c) Deferred financing costs

	December 31, 2018	December 31, 2017
Cost	$ 1,575	$ 821
Accumulated amortization	397	114

	$ 1,178	$ 707

During the year ended December 31, 2018, financing fees of $754 (2017 – $840) were incurred in connection with the revolving facilities under the credit facilities (note 14(b)). These fees are being amortized ratably over the term of the credit facilities.

Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2018 was $283 (2017 – $453) (note 21).

62	2018 Consolidated Financial Statements

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d) Deferred lease inducements asset

	December 31, 2018	December 31, 2017
Balance, beginning of year	$784	$927
Amortization	(143)	(143)

Balance, end of year	$641	$784

Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

11. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2018	2017
Income before income taxes	$21,417	$6,468
Tax rate	27.00%	27.00%

Expected expense	$5,783	$1,746
(Decrease) increase related to:
Income tax adjustments and reassessments	—	30
Non taxable portion of capital gains	(60)	(672)
Stock-based compensation	26	88
Other	347	12

Deferred income tax expense	$6,096	$1,204

2018 Consolidated Financial Statements	63

NOA

The deferred tax assets and liabilities are summarized below:

	December 31, 2018	December 31, 2017
Deferred tax assets:
Non-capital and net capital loss carryforwards	$24,478	$18,619
Deferred financing costs	—	52
Contract liabilities	572	222
Capital lease obligations	23,207	17,961
Stock-based compensation	3,545	2,985
Other	2,538	2,357

Subtotal	$54,340	$42,196
Less: valuation allowance	(1,035)	(1,035)

	$53,305	$41,161

Deferred tax liabilities:
Contract assets	$3,711	$5,231
Assets held for sale	116	1,523
Accounts receivable – holdbacks	96	72
Property, plant and equipment	84,811	61,953
Deferred financing costs	86	—

	$88,820	$68,779

Net deferred income tax liability	$35,515	$27,618

Classified as:

	December 31, 2018	December 31, 2017
Deferred tax asset	$9,272	$10,539
Deferred tax liability	(44,787)	(38,157)

	$(35,515)	$(27,618)

In 2018 and 2017, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction.

At December 31, 2018, the Company has a deferred tax asset of $23,443 resulting from non-capital loss carryforwards of $86,826, which expire as follows:

December 31, 2018

2025	$2

2026	151

2027	128

2031	605

2032	6,409

2033	5,893

2034	5,200

2036	2,207

2037	17,922

2038	48,309

$86,826

At December 31, 2018, the Company has recorded a full valuation allowance against the deferred tax asset of $1,035 resulting from net capital loss carryforwards of $7,664, which have an indefinite life.

64	2018 Consolidated Financial Statements

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12. Accrued liabilities

	December 31, 2018	December 31, 2017

Accrued interest payable	$972	$714

Payroll liabilities	15,360	8,828

Liabilities related to equipment leases	423	219

Dividends payable (note 18(d))	500	510

Income and other taxes payable	1,749	2,007

Liabilities related to tire disposal	153	156

	$19,157	$12,434

13. Investments in affiliates and joint ventures

Information regarding the Company’s investments in certain Canadian corporations and joint ventures is outlined below. For each of these investments, the Company’s maximum exposure to loss is the Company’s share of the investee’s net assets. The Company’s share of the assets and liabilities in each of these entities is not material to the Company’s overall operations.

a) Nuna

The Company accounts for the NL Partnership (including its wholly-owned subsidiaries) using proportionate consolidation and accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.

The NL Partnership holds investments in various affiliates and joint ventures. These entities were formed to perform heavy construction and mining services. The NL Partnership’s involvement with these entities consists of the following activities: assisting in the formation and financing of the entity; providing recourse and/or liquidity support; servicing the assets; providing managerial and administrative services; and receiving fees for services provided.

Certain of these entities meet the definition of VIEs. The NL Partnership has consolidated the results of the VIEs in which it is determined to be the primary beneficiary with the recognition of noncontrolling interest, if any, representing amounts attributable to other equity-holders. When the NL Partnership is not considered to be the primary beneficiary of a VIE, it accounts for the investment using either the equity method or proportionate consolidation. When an entity does not meet the definition of a VIE, the voting interest model is applied and it is accounted for using either the equity method or proportionate consolidation.

2018 Consolidated Financial Statements	65

NOA

The following table summarizes the investments of the NL Partnership, including the NL Partnership’s ownership interest therein:

NL Partnership Interest
Equity method investments:
Kivalliq Services Ltd.(i)	33.33%
HRN Contracting Ltd.(ii)	33.33%
Proportionately consolidated investments:
Amik Nuna Forestry Services	50.00%
Aroland Nuna	49.00%
Fond Du Lac Nuna	49.00%
Mahiikanuk Nuna	49.00%
Met Nuna	75.00%
Nuna Bauer	50.00%
EDC Nuna Contracting	70.00%
Attawapiskat Nuna	75.00%
Westarc Drilling & Blasting Joint Venture(iii)	30.00%
Consolidated investments:
Deton Cho Nuna	60.00%
Nuna Deton Cho Winter Road Services	75.00%
Nuna Deton Cho Contracting	100.00%

(i)	Includes investment in MTKSL Contracting Joint Venture
(ii)	Includes investment in TDIC/HRN Contracting Joint Venture
(iii)	Includes investment in Westarc Drilling & Blasting Services Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2018	December 31, 2017

Balance, beginning of the year	$—	$—
Additions arising on acquisition	11,728	—
Share of net income	60	—

Balance, end of the year	$11,788	$—

The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

	December 31, 2018	December 31, 2017

Assets
Current assets	$9,769	$—
Non-current assets	2,392	—

Total assets	$12,161	$—

Liabilities
Current liabilities	$4,013	$—
Non-current liabilities	3,032	—

Total liabilities	$7,045	$—

66	2018 Consolidated Financial Statements

NOA

Statement of Operations and Comprehensive Income

Year ended December 31,	2018	2017

Revenues	$1,771	$—
Gross profit	152	—
Income before taxes	98	—
Net income and comprehensive income	$60	$—

b) Dene North Site Services Partnership (“DNSS Partnership”)

The Company holds a 49% interest in DNSS Partnership, which is an unincorporated partnership that was formed to perform work care, maintenance work, remedial improvements and demolition over the reclamation of a mine site. It is considered a VIE due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the exclusive right to direct the activities that most significantly impact DNSS Partnership’s economic performance. The Company accounts for its interest in DNSS Partnership using proportionate consolidation.

c) Mikisew North American Limited Partnership (“MNALP”)

The Company holds a 49% interest in the MNALP’s, which is an unincorporated partnership that was formed to perform heavy construction and mining services. It is considered a VIE due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary because it does not have the exclusive right to direct the activities that most significantly impact the MNALP’s economic performance. The Company accounts for its interest in the MNALP’s using proportionate consolidation.

14. Long term debt

a) Long term debt amounts are as follows:

Current:

	December 31, 2018	December 31, 2017

Credit facilities (note 14(b))	$1,167	$ —
Mortgage (note 14(d))	386	—
Promissory notes	28,443	—

	$29,996	$ —

Long term:

	December 31, 2018	December 31, 2017

Credit facilities (note 14(b))	$193,751	$32,000
Convertible Debentures (note 14(c))	39,976	40,000
Mortgage (note 14(d))	19,514	—
Promissory notes	14,494	—
Less: deferred financing costs (note 14(e))	(1,773)	(1,935)

	$265,962	$70,065

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2018 are: $29.2 million in 2019, $14.6 million in 2020, $0.5 million in 2021, $0.5 million in 2022 and $0.5 million in 2023.

b) Credit facilities

i) Company Credit Facility

	December 31, 2018	December 31, 2017

Current portion of Credit Facility	$—	$—
Long term portion of Credit Facility	192,000	32,000

	$192,000	$32,000

2018 Consolidated Financial Statements	67

NOA

On August 1, 2017, the Company entered into the Credit Facility Agreement (the “Previous Credit Facility”) with a banking syndicate led by National Bank Financial Inc. The Previous Credit Facility was comprised solely of a revolving loan (the “Previous Credit Facility Revolver”) which allowed borrowing of up to $140.0 million, of which letters of credit could not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The Previous Credit Facility permitted additional capital lease obligation to a limit of $100.0 million.

On November 23, 2018, the Company entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate led by National Bank Financial Inc. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows increased borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility increased the permitted capital lease obligation to a limit of $150.0 million. The Credit Facility increased permitted other debt outstanding to a limit of $20.0 million.

As at December 31, 2018, there was $0.9 million (December 31, 2017 – $0.8 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $107.1 million (December 31, 2017 – $107.2 million).

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis.

•	The first covenant is the senior leverage ratio (“Senior Leverage Ratio”) which is Senior Debt compared to Bank EBITDA less NACG Acheson Ltd. rental revenue of $1.8 million (prorated in 2018).

¡

“Senior Debt” is defined as long term debt, capital leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs and the mortgage related to NACG Acheson Ltd. The BDC mortgage and security are structured as permitted exclusions from the security interests of the syndicate Lenders and the Senior Debt as defined in the Credit Facility.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

The Senior Leverage Ratio under the Credit Facility is to be maintained at less than or equal to 4.0:1 with a step down to less than or equal to 3:50:1 at Q3 2019, and less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition once the covenant reverts to 3.0:1 at Q4 2019. Under the Previous Credit Facility, the Senior Leverage Ratio was to be maintained at less than or equal to 3.0:1.

•	The second covenant is the fixed charge coverage ratio (“Fixed Charge Coverage Ratio”) which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

The Credit Facility amendment resulted in an amendment to the Fixed Charge Coverage Ratio Calculation to exclude the initial November 23, 2018 fleet purchase and associated capital expenditures until the end of Q1 2019 from the calculation of fixed charges. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. Under the Previous Credit Facility, the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. As at December 31, 2018, the Company was in compliance with its financial covenants.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.70% depending on the Company’s Total Debt / Bank EBITDA Ratio. Total debt (“Total Debt”) is defined in the Credit Facility as long term debt including capital leases and letters of credit, excluding Convertible Debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility includes improved pricing and is secured by a first priority lien on all of the Company’s existing and after-acquired property.

68	2018 Consolidated Financial Statements

NOA

ii) Affiliate and joint venture credit facilities:

	December 31, 2018	December 31, 2017

Current portion of Nuna Credit Facility	$1,167	$—
Long term portion of Nuna Credit Facility	1,751	—

	$2,918	$—

On December 8, 2018, Nuna renewed a previously existing Facility and Security Agreement with ATB Financial (“the Nuna Credit Facility”) with the following instruments:

•

The first instrument is an operating loan facility which allows borrowings of up to $5.0 million and bears interest at Canadian prime rate, plus applicable margins. The loan is secured by a lien on all of the Nuna existing and after-acquired property. As at December 31, 2018, the unused borrowing availability was $5.0 million.

•

The second instrument is a non-revolving reducing loan facility which allows borrowings of up to $3.1 million, which is used to finance equipment. The facility bears interest at Canadian prime rate, plus applicable margins. The loan is secured by a lien on all of Nuna’s existing and after-acquired property.

•

The third instrument is an equipment financing facility which allows borrowings of up to $5.5 million. The maximum loan amount is available in one or multiple financing schedules with a maximum financing term of 60 months. As at December 31, 2018, there was $2.9 million in loans outstanding (at a 100% basis).

The Nuna Credit Facilities have three financial covenants that must be tested. As of December 31, 2018, Nuna was in compliance with its covenants.

c) Convertible Debentures

On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the “Convertible Debentures”) which mature on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30.

The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date, provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred.

If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

d) Mortgage

In November 2018, the Company entered into a 25-year mortgage with the Business Development Bank of Canada (“BDC”) for $19.9 million. The mortgage bears interest for the first five years at a fixed rate of 4.80% and has an expiration date of January 2044. The mortgage is secured by a first security interest in the Company’s equipment maintenance and rebuild facility with attached head office in Acheson, Alberta.

e) Deferred financing costs

	December 31, 2018	December 31, 2017
Cost	$2,227	$2,133
Accumulated amortization	454	198

	$1,773	$1,935

During the year ended December 31, 2018, financing fees of $94 were incurred in connection with obtaining the mortgage. These fees are being amortized using the effective interest method over the term to maturity.

Amortization of these deferred financing costs included in interest expense for the year ended December 31, 2018 was $256 (2017 – $344) (note 21).

2018 Consolidated Financial Statements	69

NOA

15. Capital lease obligations

The minimum lease payments due in each of the next five fiscal years are as follows:

2019	$33,886
2020	23,843
2021	15,115
2022	11,621
2023	6,308

Subtotal:	$90,773
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)

Carrying amount of minimum lease payments	$86,568
Less: current portion	(32,250)

Long term portion	$54,318

16. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, contract assets, loan to DNSS Partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations	Level 2	$86,568	$78,373	$66,969	$61,872
Convertible Debentures	Level 2	39,976	48,371	40,000	38,700
Credit facilities	Level 3	194,918	194,918	32,000	32,000
Mortgage	Level 2	19,900	19,900	—	—
Promissory notes	Level 2	42,937	42,937	—	—

Non-financial assets measured at estimated fair market value on a non-recurring basis as at December 31, 2018 and 2017 in the financial statements are summarized below:

	December 31, 2018		December 31, 2017
	Change in Fair Value	Carrying Amount	Change in Fair Value	Carrying Amount
Assets held for sale	$(1,278)	$672	$(72)	$5,642

Assets held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell. The change in fair value includes the writedown related to the carrying amount as at December 31, 2018. The estimated fair market value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The estimated fair market value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates.

70	2018 Consolidated Financial Statements

NOA

Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2018, the Company held $194.9 million of floating rate debt pertaining to its credit facilities (December 31, 2017 – $32.0 million). As at December 31, 2018, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $1.9 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2018.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

d) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2018 and December 31, 2017, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2018	December 31, 2017

Customer 1	33%	42%
Customer 2	16%	20%
Customer 3	12%	10%
Customer 4	7%	10%
Customer 5	4%	12%

2018 Consolidated Financial Statements	71

NOA

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.

The Company’s maximum exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2018	December 31, 2017
Trade accounts receivable	$67,913	$45,158
Holdbacks	558	558
Accrued trade receivables	9,807	—
Other receivables	4,121	1,090

Total accounts receivable	$82,399	$46,806
Contract assets	10,673	21,572

Total	$93,072	$68,378

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2018 and December 31, 2017, trade receivables and holdbacks are aged as follows:

	December 31, 2018	December 31, 2017
Not past due	$60,326	$42,882
Past due 1-30 days	6,649	2,566
Past due 31-60 days	728	—
More than 61 days	768	268

Total	$68,471	$45,716

As at December 31, 2018, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2017 – $nil).

17. Other long term obligations

a) Other long term obligations are as follows:

	December 31, 2018	December 31, 2017
Deferred lease inducements liability (note 17(b))	$1,419	$10
Asset retirement obligation (note 17(c))	818	744
Directors’ deferred stock unit plan (note 22(e))	13,413	5,672
Deferred gain on sale-leaseback (note 17(d))	8,438	7,654
Provision for loss on sublease (note 17(e))	1,535	—

	$25,623	$14,080

72	2018 Consolidated Financial Statements

NOA

b) Deferred lease inducements liability

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2018	December 31, 2017

Balance, beginning of year	$10	$38
Addition	1,412	—
Amortization of deferred lease inducements	(3)	(28)

Balance, end of year	$1,419	$10

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2018	December 31, 2017

Balance, beginning of year	$744	$678
Accretion expense	74	66

Balance, end of year	$818	$744

At December 31, 2018, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2017 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

d) Deferred gain on sale-leaseback

At December 31, 2018, the Company recorded a gain of $2,262 (December 31, 2017 – $5,155) on the sale-leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized in the Consolidated Statements of Operations over the expected useful life of the equipment.

	December 31, 2018	December 31, 2017

Balance, beginning of year	$7,654	$3,199
Addition	2,262	5,155
Amortization of deferred gain on sale-leaseback	(1,478)	(700)

Balance, end of year	$8,438	$7,654

e) Provision for loss on sublease

In 2018, the Company recorded a provision for the loss on the sub-lease of an under-utilized office facility. The provision is being amortized within general and administrative expenses in the Consolidated Statements of Operations over the remaining term of the lease.

The following table presents a continuity of the provision for the loss on sublease:

	December 31, 2018	December 31, 2017

Balance, beginning of year	$—	$—
Addition	1,732	—
Amortization of loss	(197)	—

Balance, end of year	$1,535	$—

2018 Consolidated Financial Statements	73

NOA

18. Shares

a) Common shares

Issued and outstanding:

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options	176,800	—	176,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(758,271)	(758,271)
Settlement of certain equity classified stock-based compensation	—	353,592	353,592
Retired through share purchase program	(2,625,557)	—	(2,625,557)

Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	297,940	—	297,940
Issued upon conversion of convertible debentures	2,211	—	2,211
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(660,620)	(660,620)
Settlement of certain equity classified stock-based compensation	—	1,193,935	1,193,935
Retired through share purchase program	(1,281,485)	—	(1,281,485)

Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2018, the Company repurchased 553,036 shares at $4,308 to satisfy the recipient tax withholding requirements (year ended December 31, 2017 – 161,285 shares at $987). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

b) Net income per share

For the year ended December 31, 2018, there were 14,247 stock options that were anti-dilutive and therefore not considered in computing diluted earnings per share (year ended December 31, 2017 – 469,819 stock options and 2,949,309 shares issuable on conversion of Convertible Debentures).

Year ended December 31,	2018	2017
Net income available to common shareholders	$15,286	$5,264
Interest from Convertible Debentures (after tax)	1,792	—

Diluted net income available to common shareholders	$17,078	$5,264

Weighted average number of common shares	24,991,517	26,697,066
Weighted average effect of dilutive securities
Dilutive effect of treasury shares	2,394,824	2,622,957
Dilutive effect of stock options	357,026	285,703
Dilutive effect of Convertible Debentures	3,684,424	—

Weighted average number of diluted common shares	31,427,791	29,605,726

Basic net income per share	$0.61	$0.20
Diluted net income per share	$0.54	$0.18

c) Share purchase programs

On August 9, 2016, the Company commenced a normal course issuer bid (“NCIB”) which was subsequently amended in 2017 to purchase a maximum of 2,733,482 shares. During the year ended December 31, 2017, the maximum number of shares to be purchased was 1,657,514 of which 1,482,795 were purchased, resulting in a reduction to common shares of $12,763 and an increase to additional paid-in capital of $3,484.

Commencing on August 14, 2017, the Company engaged in a NCIB under which a maximum number of 2,424,333 common shares were authorized to be purchased. As at December 31, 2017, 1,142,762 shares had been purchased and subsequently cancelled under this NCIB, resulting in a reduction of common shares of $9,810 and

74	2018 Consolidated Financial Statements

NOA

an increase to additional paid-in capital of $4,119. During the twelve months ended December 31, 2018, the Company purchased and subsequently cancelled a further 1,281,485 shares, which resulted in a reduction of common shares of $10,975 and an increase to additional paid-in capital of $1,435. This NCIB expired on August 13, 2018.

d) Dividends

The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

During the year ended December 31, 2018, the Company paid regular quarterly cash dividends of $0.02 per share on common shares (December 31, 2017 – $0.02). At December 31, 2018, an amount of $500 was included in accrued liabilities related to the dividend declared on October 29, 2018 (December 31, 2017 – $510).

19. Revenue

a) Disaggregation of revenue

In the following table, revenue is disaggregated by source, commercial terms and method of revenue recognition.

Year ended December 31,	2018	2017
Revenue by source
Construction services	$42,481	$21,710
Operations support services	367,580	270,847

	$410,061	$292,557

By commercial terms
Time-and-materials	$151,796	$97,588
Unit-price	253,277	191,041
Cost-plus	4,988	3,928

	$410,061	$292,557

Revenue recognition method
Cost-to-cost percent complete	$186,741	$125,716
As-invoiced	223,320	166,841

	$410,061	$292,557

b) Customer revenues

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2018	2017
Customer A	43%	44%
Customer B	23%	26%
Customer C	21%	17%
Customer D	9%	11%

c) Contract balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	December 31, 2018	December 31, 2017

Contract receivables, included in accounts receivable, net	$78,278	$45,716
Contract assets	10,673	21,572
Contract liabilities	4,032	824

2018 Consolidated Financial Statements	75

NOA

The following table provides information about significant changes in the contract assets:

Year ended December 31,	2018	2017
Transferred to receivables from contract assets recognized at the beginning of the period	$(14,701)	$(9,129)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	2,043	6,183
Increases as a result of work completed, but not yet an unconditional right to consideration	409	8,554
Increases as a result of Nuna acquisition	1,350	—

The following table provides information about significant changes in the contract liabilities:

Year ended December 31,	2018	2017
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(84)	$(347)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,379	100
Increases as a result of Nuna acquisition	1,913	—

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2018	2017
Revenue recognized	$2,516	$1,177

These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.

d) Unpriced contract modifications

The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2018 of $250 (December 31, 2017 – $1,168).

The table below represents the classification of such uncollected consideration on the balance sheet:

	December 31, 2018	December 31, 2017
Accounts receivable	$—	$358
Contract assets	7,526	7,662

	$7,526	$8,020

e) Transaction price allocated to the remaining performance obligations

The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period was $206,900 for 2019. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

f) Contract costs

The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	December 31, 2018	December 31, 2017
Reimbursable bid costs	$670	$422
Fulfillment costs	1,638	—

	$2,308	$422

During the year ended December 31, 2018, reimbursable bid costs of $248 were capitalized (December 31, 2017 – $422).

During the year ended December 31, 2018, fulfillment costs of $2,611 were capitalized (December 31, 2017 – $nil). Included in the amount capitalized during the year ended December 31, 2018 is $502 that was capitalized on January 1, 2018 upon adoption of the new revenue standard.

76	2018 Consolidated Financial Statements

NOA

20. Commitments

The annual future minimum operating lease payments for premises for the next five years are as follows:

For the year ending December 31,

2019	$6,003
2020	6,091
2021	6,091
2022	5,098
2023 and thereafter	12,382

$35,665

Included in general and administrative expenses and equipment costs are operating lease expenses relating to premises of $2,277 and $2,902 for the years ended December 31, 2018 and 2017, respectively.

21. Interest expense

Year ended December 31,	2018	2017
Interest on capital lease obligations	$2,984	$3,023
Interest on credit facilities	2,729	1,507
Interest on Convertible Debentures	2,200	1,760
Interest on promissory notes	202	—
Interest on mortgage	105	—
Amortization of deferred financing costs (notes 10(c) and note 14(e))	539	797

Interest on long term debt	$8,759	$7,087
Other interest income	(175)	(144)

	$8,584	$6,943

During the year ended December 31, 2018, $634 (December 31, 2017 – $nil) of interest was capitalized to property, plant and equipment in relation to a building construction in the year.

22. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2018	2017
Share option plan (note 22(b))	$97	$326
Equity classified restricted share unit plan (note 22(c))	2,110	1,293
Equity performance restricted share unit plan (note 22(d))	1,910	1,306
Liability classified deferred stock unit plan (note 22(e))	7,415	1,070

	$11,532	$3,995

2018 Consolidated Financial Statements	77

NOA

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2018, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2016	1,176,080	5.56
Exercised(i)	(176,800)	3.26
Forfeited or expired	(85,740)	12.36

Outstanding at December 31, 2017	913,540	5.36
Exercised(i)	(297,940)	3.43
Forfeited or expired	(50,000)	16.46

Outstanding at December 31, 2018	565,600	5.40

(i)	All stock options exercised resulted in new common shares being issued (note 18(a)).

Cash received from options exercised for the year ended December 31, 2018 was $1,023 (2017 – $575). For the year ended December 31, 2018, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,351 (December 31, 2017 – $640).

The following table summarizes information about stock options outstanding at December 31, 2018:

	Options outstanding			Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	90,100	3.7 years	$2.75	90,100	3.7 years	$2.75
$2.79	162,000	3.5 years	$2.79	162,000	3.5 years	$2.79
$5.91	123,680	5.0 years	$5.91	123,680	5.0 years	$5.91
$6.56	54,880	2.9 years	$6.56	54,880	2.9 years	$6.56
$8.28	10,000	0.5 years	$8.28	10,000	0.5 years	$8.28
$8.58	30,000	1.7 years	$8.58	30,000	1.7 years	$8.58
$9.33	48,680	1.1 years	$9.33	48,680	1.1 years	$9.33
$10.13	46,260	2.0 years	$10.13	46,260	2.0 years	$10.13

	565,600	3.3 years	$5.40	565,600	3.3 years	$5.40

At December 31, 2018, the weighted average remaining contractual life of outstanding options was 3.3 years (December 31, 2017 – 4.0 years) and the weighted average exercise price was $5.40 (December 31, 2017 – $5.36). The fair value of options vested during the year ended December 31, 2018 was $98 (December 31, 2017 – $518). At December 31, 2018, the Company had 565,600 exercisable options (December 31, 2017 – 887,140) with a weighted average exercise price of $5.40 (December 31, 2017 – $5.35).

At December 31, 2018, there were no compensation costs related to non-vested awards not yet recognized (December 31, 2017 – $46). There were no stock options granted under this plan for the years ended December 31, 2018 and 2017, respectively.

78	2018 Consolidated Financial Statements

NOA

c) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”).

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2016	1,123,975	4.20
Granted	355,292	6.02
Vested	(259,860)	6.24
Forfeited	(29,474)	4.00

Outstanding at December 31, 2017	1,189,933	4.22
Granted	266,196	8.02
Vested	(487,376)	3.01
Forfeited	(20,660)	5.45

Outstanding at December 31, 2018	948,093	8.98

At December 31, 2018, there were approximately $2,754 of unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2017 – $2,199) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2017 – 1.3 years). During the year ended December 31, 2018, 487,376 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2017 – 259,860 units).

d) Performance restricted share units

On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the “CEO”) and granted Performance Restricted Share Units (“PSU”) as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2016	739,300	4.84
Granted	248,824	5.98
Vested	(69,949)	8.57
Forfeited	(21,542)	4.05

Outstanding at December 31, 2017	896,633	4.81
Granted	197,763	8.01
Vested	(353,279)	4.27

Outstanding at December 31, 2018	741,117	5.92

At December 31, 2018, there were approximately $2,713 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2017 – $2,250) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.3 years (December 31, 2017 – 1.4 years). During the year ended December 31, 2018, 353,279 units vested and were settled through common shares from the trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2017 – 69,949 units at a factor of 1.34).

2018 Consolidated Financial Statements	79

NOA

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2018 and 2017 using a Monte Carlo simulation with the following assumptions:

	2018	2017
Risk-free interest rate	1.98%	1.17%
Expected volatility	45.04%	46.47%

e) Deferred stock unit plan

On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2016	941,937
Granted	114,895
Redeemed	(65,249)

Outstanding at December 31, 2017	991,583
Granted	134,656

Outstanding at December 31, 2018	1,126,239

At December 31, 2018, the fair market value of these units was $11.91 per unit (December 31, 2017 – $5.72 per unit). At December 31, 2018, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2017 – $nil) and the long term portion of DSU liabilities of $13,413 was included in other long term obligations (December 31, 2017 – $5,672) in the Consolidated Balance Sheets. During the year ended December 31, 2018, nil units were redeemed and settled in cash for $nil (December 31, 2017 – 65,249 units were redeemed and settled in cash for $343). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.

80	2018 Consolidated Financial Statements

NOA

23. Other information

a) Supplemental cash flow information

Year ended December 31,	2018	2017
Cash paid during the year for:
Interest	$9,258	$5,615
Cash received during the year for:
Interest	41	162

Year ended December 31,	2018	2017

Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	49,440	34,730
Property, plant and equipment reclassified to asset held for sale	(53)	(6,869)
Increase in capital lease obligations related to purchase of heavy equipment fleet and related assets	1,759	—
Increase in capital lease obligations related to investment in affiliates and joint ventures	542	—
Increase in capital lease obligations related to the initial investment in the partnership	—	800
Increase in equipment promissory notes related to purchase of heavy equipment fleet and related assets	10,851	—
Acquisition of property, plant and equipment related to the initial investment in the partnership	—	2,581
Increase in long term debt related to the initial investment in the partnership	—	637
Increase in long term debt related to investment in affiliates and joint ventures	3,127	—
Non-cash working capital exclusions:
Decrease in contract assets related to adoption of accounting standards	(547)	—
Increase in inventory related to the initial partnership investment	—	29
Increase in inventory related to the purchase of heavy equipment fleet and related assets	4,268	—
Increase in prepaid expenses related to the initial investment in the partnership	—	4
Increase in other assets related to adoption of accounting standards	502	—
Increase in accrued liabilities related to the current portion of the deferred gain on sale-leaseback	—	(859)
Decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	326	—
Decrease in accrued liabilities related to dividend payable	10	59
Non-cash working capital transactions related to investments in affiliates and joint ventures:
Increase in accounts receivable	13,234	—
Increase in contract assets	3,089	—
Increase in inventory	3,926	—
Increase in prepaid expenses	399	—
Increase in accounts payable	(10,604)	—
Increase in accrued liabilities	(1,136)	—
Increase in contract liabilities	(360)	—

2018 Consolidated Financial Statements	81

NOA

b) Net change in non-cash working capital

The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2018	2017
Operating activities:
Accounts receivable	$(22,359)	$(7,148)
Contract assets	13,441	(5,607)
Inventories	(443)	(1,288)
Contract costs	(1,384)	—
Prepaid expenses and deposits	(1,513)	(283)
Accounts payable	17,665	5,640
Accrued liabilities	5,923	1,904
Contract liabilities	2,848	(247)

	$14,178	$(7,029)

24. Employee benefit plans

The Company and certain subsidiaries contributed $991 (2017 – $877) to employee Registered Retirement Savings Plans (“RRSP”). The Company matches voluntary contributions made by employees to their RRSP to a maximum of 5% of base salary for each employee. Other subsidiaries of the Company contribute $1.00 per hour for all eligible employees.

25. Related party transactions

A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

During the year ended December 31, 2018, the Company recorded $315 of sublease proceeds (December 31, 2017 $332).

At December 31, 2018, the Company had subsidiaries that it controlled and included in its consolidated financial statements as described in “Note 2 – Significant accounting policies”. Using the consolidated method of accounting, all intercompany balances are eliminated.

With the acquisition of Nuna on November 1, 2018 (note 5(a)), the Company entered into related-party transactions through a number of affiliates and joint ventures. These transactions involve providing or receiving services entered into in the normal course of business.

The following table provides the total dollar amount for income statement transactions that have been entered into with related parties during the year ended December 31, 2018:

	Revenue	Management fee revenue	Interest revenue	Distributions	Rent expense
NL Partnership	$41	$ (7)	$12	$—	$—
Affiliates	636	352	56	(102)	38

The Company’s revenue generated from joint ventures and affiliates are related to heavy constructions and mining services. The Company receives management fees and distributions from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. Interest revenue transactions are generated from the working capital funding provided by the Company over projects with the joint ventures and affiliates. The rent expense is related to the lease of premises from a shareholder of an affiliate. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.

The following table provides the balance sheet balances with related parties as at December 31, 2018:

	Accounts receivable	Accounts payable and accrued liabilities
NL Partnership	$2,355	$—
Affiliates	719	13

82	2018 Consolidated Financial Statements

NOA

Accounts receivables and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.

26. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

27. Contingencies

During the normal course of the Company’s operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company’s consolidated financial statements.

2018 Consolidated Financial Statements	83

Board of Directors

Senior Management

Corporate Information

Corporate headquarters

27287-100 Avenue

Acheson, Alberta T7X 6H8

Phone: 780.960.7171

Fax: 780.969.5599

Auditors

KPMG LLP

Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP

Houston, Texas

Fasken Martineau DuMoulin LLP

Toronto, Ontario

Exchange Listings

Toronto Stock Exchange

New York Stock Exchange

Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Investor Information

Investor Relations

David Brunetta

Phone: 780.960.7171

Fax: 780.969.5599

Email: IR@nacg.ca

Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of

North American Construction Group Ltd. will be held:

Wednesday, May 1, 2019

3:00 PM

North American Construction Group

27287-100 Avenue

Acheson, Alberta